Kilowatts For A Cause®, Inc.

Regulation Crowdfunding Form C
Offering Memorandum

Climate Impact Notes

Target Offering Amount of 75,000; Maximum Offering Amount of $107,000

6.0% Interest Rate per Year

Interest-only, Annual payments

Maturity Date: December 8, 2027 (5 years)

Minimum Investment: $500

Incremental Amounts of $100

Senior Unsecured Debt

Offering Period: September 1, 2022 to December 8, 2022

Table of Contents

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Exhibit 2 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

The Company

Name of Company [1]

Kilowatts For A Cause, Inc. ("the Company," "the Issuer," "Kilowatts For A Cause® Inc.")

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.



Scott Ringlein
President, Kilowatts For A Cause® Inc.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

Directors [4]

[Provide the following for each director: full name, dates of board service at the Company, principal occupation and prior three years of business experience]

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
Scott Ringlein	Founder, Executive Director Chairman of the Board	From July 7, 2022 to Present	Engineer, Business Owner

Other Position 1 at Issuer		Period of time	
See Officer section below			

Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
The Energy Alliance Group of North America Inc.	Founder, Principal	Project Developer (Energy Efficiency, Water Conservation, and Renewable Energy Solutions)	2011-Present
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Solar Alliance Group LLC	Partner	Project Developer (Solar + Tracking + Energy Storage + EV Charging)	2020-Present

Officers [5]

[Provide the following for each officer: full name, current job title, dates held and prior three years of business experience, including any other positions with the Company]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

Full Name	Current Position and title	Dates of Board Service	Principal Occupation	Other Employer
Scott Ringlein	Founder, Chairman of the Board;President: Secretary: Chief Financial Officer:	From July 7, 2022 to Present	Engineer, Business Owner	The Energy Alliance Group of North America Inc. Solar Alliance Group LLC

Other Position 1 at Issuer		Period of time	
N/A		N/A	

Business Experience in the Past Three Years			

Employer	Title	Principal Business of the Employer	Dates
The Energy Alliance Group of North America Inc.	Founder, Principal	Project Developer (Energy Efficiency, Water Conservation, and Renewable Energy Solutions)	2011-Present
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Solar Alliance Group LLC	Partner	Project Developer (Solar + Tracking + Energy Storage + EV Charging)	2020-Present

<u>Principal Security Holders [6]</u>

[Provide the following for each person who owns 20% or more of the Company's voting equity securities at the most recent practicable date but no earlier than 120 days of the listing date: full name and ownership percentage.]

Below are the names and ownership levels of each person or entity, as of August 15, 2022 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Owner Name of Holder of Founder's Units	Number and Class of securities Now Held	% of Voting Power Prior to Note Offering	% of Voting Power After Note Offering
Scott Ringlein	1,000 Common Equity Shares	100%	100%

Table 2. Beneficial Owners ownership percentages as of August 15, 2022

The Business

<u>Description of Business [7]</u>

[Describe the Company's business and provide a detailed business plan]

Solution: What makes your business's product a good solution? What market problem is it addressing?

Solar is now the cheapest source of electricity, yet less than 4% of U.S. energy is produced with it.[1] In the U.S., low-income households face disproportionately higher energy costs. On average, their energy costs are 3-10x's higher than non-low-income households. Yet today, even as solar energy has become the cheapest source of energy in history, few low-income households have access to solar or, in some way, even benefit from it, as almost 60% do not own their own home.[2] With solar, energy costs can be reduced and the savings can help offset other financial burdens.

About 3.5% of all commercial buildings have solar and another 1% can be accounted for through community solar subscriptions, where customers buy power from a solar project located in the same utility territory. Not all buildings spend enough money on electricity to make solar a worthwhile investment. Accounting for these buildings, about 25% of the building stock, there are still

[1] https://www.carbonbrief.org/solar-is-now-cheapest-electricity-in-history-confirms-iea/
[2] https://www.energy.gov/eere/slsc/low-income-community-energy-solutions

approximately 70% of commercial buildings in the US without solar. That equates to over 600,000 sites and 145 gigawatts (GW) of solar capacity potential.[3]

Just as important, the installation of clean energy also aims to directly impact communities and industries across America and play a critical role in helping to:

→ Improve Public health and address climate change by transitioning away from coal and natural gas energy systems to clean energy systems which will reduce greenhouse gas emissions.

→ Improve Economic Outcomes by utilizing the savings generated by solar energy systems installed, to offset financial burdens that low-income families face in their local community.

→ Generate Economic Development by creating jobs and local economic benefits, during the construction and operation periods.

→ Support United Nations Sustainable Development Goals of fostering industry innovation, providing clean energy, developing sustainable communities and taking action to combat climate change and its impact.

→ Encourage industries to embrace ESG values, be socially responsible, and choose people over shareholders. Doing what's right is just good business.

Typically, a solar energy project is structured so that all of the savings are realized by the off-taker (energy purchaser), to achieve the lowest kilowatt per hour (kWh) rate. And while 85% of Americans want their energy to be produced by renewable energy rather than fossil fuels, nearly 60% are motivated just by the savings on their electricity bills alone.[4]

Kilowatts For A Cause® Inc. is a new approach to installing solar energy systems. Rather than sharing 100% of the savings to the off-taker (energy purchaser), we prefer to share the operational savings with the off-taker (energy purchaser) **and** the local community, resulting in a community-shared solar energy program.

To determine how these two motivational factors affect the decision of building owners, operators, and investors to purchase energy from renewable energy sources, Kilowatts For A Cause® Inc. prepared a questionnaire and interviewed a variety of nonprofit & for-profit commercial & industrial building owners, operators, and investors over a one year period. Each was provided an overview of Kilowatts For A Cause® Inc. and our approach to installing community-shared solar energy systems and then asked a set of five questions:

1. What's your perception of solar energy? What is it about solar energy that interests you (and your company)?

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[3]

https://www.forbes.com/sites/woodmackenzie/2020/08/04/us-commercial-solar-presents-massive-opportunity/
[4] https://generation180.org/the-big-idea/#easy-footnote-bottom-2-42
https://blog.solstice.us/solstice-blog/solar-energy-statistics/#:~:text=As%20of%20the%20end%20of,of%20total%20U.S.%20electricity%20generation

2. Have you ever considered installing solar before? If so, why haven't you? Has cost been a barrier? How much do you think it costs to install solar?
3. If there was a program that pays for the installation and maintenance of the solar system and you pay for the electricity it generates and you use, would that make it more appealing?
4. If you could install solar energy, how would you feel if on behalf of those that participate in the program, a donation is made to a local non-profit supporting low-income households or furthering education in the case of schools, through the Kilowatts For A Cause® Inc. program?
5. Would you be interested in participating in a program like Kilowatts For A Cause® Inc.?

While each of those interviewed had considered solar before, it was perceived as very costly, complicated, and just did not know where to even start. Further, when asked if it would be more appealing if there was a method to pay for the installation and maintenance of a solar energy system and they just pay for the electricity used, over 90% felt that they would be motivated to do so. Surprised? Yes. But what was most astonishing is that **100%** of those interviewed, stated they would be interested in having a solar energy system installed & operated on their property, while purchasing the energy generated at a rate lower than their current kWh rate and selecting a charity that Kilowatts For A Cause® Inc. would make a donation from the savings generated. The donation would be made on their behalf to nonprofits and schools supporting low-income families within the local community.

Since Kilowatts For A Cause® Inc. would make the donation on behalf of the energy purchaser, they would not qualify to take a tax deduction for the contribution. As a risk to our business model, we contacted Capocore Professional Advisors, one of our advisors that specializes in business tax advisory services, to discuss the pros and cons of businesses not having the option to deduct qualified contributions. It was their opinion and experience that most business owners would prefer the benefits of PR, marketing, and stewardship from participating in the Kilowatts For A Cause® Inc. program, over taking a tax deduction for a qualified contribution.

Kilowatts For A Cause® Inc. will originate, build, operate, and maintain solar energy, energy storage, and EV charging assets for nonprofit and for-profit commercial & industrial building owners. Building owners and operators contract with the Company to have a solar system installed & operated on their property and purchase the energy at 5% less (target) than their current kWh rate. From the savings generated by the clean energy technologies, Kilowatts For A Cause® Inc. makes a donation, on behalf of the energy purchaser, to nonprofits and schools supporting low-income families within the local community of their choice.

The Company takes this a step further by, where possible, utilizing our preferred method of funding, pre-paid power purchase agreements, where the energy purchaser pre-pays for the energy they will use over the term of the contract (20-25 years). The powerful result is that Kilowatts For A Cause® Inc. is able to provide a one-time larger and meaningful donation once the solar energy system is commissioned, rather than making significantly smaller donations each year over the term of the project. This provides a bigger impact to the local community now.

Kilowatts For A Cause® Inc. leverages the savings from the installation of solar energy systems by those that can, to reduce the financial burdens of low-income families that cannot, while creating jobs and local economic development.

Kilowatts For A Cause® Inc. is more than just building and operating solar energy systems. We are a mission-driven community utilizing our knowledge, networks, and tools to promote and deploy solar energy, while giving back to communities and assisting low-income families with the financial burdens they endure. Doing what's right is just good business.

Project Example

A business owner participates and currently pays a utility rate of $0.18/kWh. Kilowatts For A Cause® Inc. installs a solar energy system that operates at a rate of $0.14/kWh. The business owner agrees to purchase the energy at $0.171/kWh. The $0.031/kWh savings would be donated back to the local community. If funded with a pre-paid purchase agreement for 20 years, it is anticipated that for a system size of 100 KW DC, the total savings delivered would be over $100,000; Kilowatts For A Cause® Inc. would then donate back to the local community when the solar energy system is commissioned, rather than making smaller donations of $3,000-$6,000 per year over the term of the project. This is only an example, provided for discussion only, and should not be used as a predictor of performance of solar energy systems installed by Kilowatts For A Cause® Inc.

The Team: What expertise and experience does your team bring?

Executive Director, Scott Ringlein and Director of Project Development, Steve Payer, have a combined 21 years of clean energy project development experience with expertise in technology, financing, tax equity/incentives, and system operation & maintenance (O&M).

Prior to entering the clean energy industry, Steve provided financial management & budget development services and spent more than 20 years in a variety of vehicle engineering, leadership, and project management positions at General Motors Corporation. Steve earned a BS degree in Mechanical Engineering from Western New England University in Springfield, MA, and a Master of Arts degree in Counseling from Oakland University in Rochester, MI. Steve is currently the Director of Project Development for The Energy Alliance Group of North America Inc. It is planned that he will assume this role for Kilowatts For A Cause® Inc.

Scott also has an extensive background prior to founding his first start-up company, The Energy Alliance Group of North America Inc. in 2012. Scott has spent his career in business development starting with 22 years in the automotive industry managing global product development and manufacturing programs for customers in Asia, Europe, and North & South America. In 2008, Scott exited the automotive industry and took a Technical Advisor position with the U.S. Department of Energy for the American Recovery Act during the Obama Administration. As a Technical Advisor, Scott was responsible for conducting reviews of business plans and applications for requesting funding to manufacture technologies in the U.S. and create jobs.

In 2012, Scott started The Energy Alliance Group of North America Inc. (EAG) to develop innovative solutions for deploying energy efficiency, water conservation, and renewable energy improvements for commercial and industrial buildings. In 2020 and 2021, EAG was selected as the "Most Innovative Environmental Challenges Mitigation Solutions Provider" in the categories of Small Business Awards and Innovation & Excellence Awards. In 2018, the Kilowatts For A Cause® Inc. trademark was registered at the US Patent and Trademark Office (Reg. No. 5,576,488). Through ownership, Kilowatts For A Cause® Inc. is affiliated with The Energy Alliance Group of North America Inc., a Michigan based developer of energy efficiency, water conservation, and renewable energy solutions (wholly owned by Scott Ringlein), and the Solar Alliance Group LLC, a San Diego based joint venture (25% owned by Scott Ringlein) formed in 2020 to develop solar + energy storage + EV energy stations.

Scott continues to provide Technical Advisory support to the U.S. Department of Energy (DOE) conducting technical reviews of business plans and applications for technology innovation & commercialization. In addition, Scott is an Advisor to a DOE workgroup advancing the use of the Property Assessed Clean Energy (PACE) program for funding clean energy projects including those aimed to be developed by Kilowatts For A Cause® Inc..

Scott is very active in the efficiency improvement and renewable energy community, conducting webinars, presenting at conferences, and participating in panel discussions and TV & podcast interviews. Since 2020, Scott has been an Advisor to the City of Ann Arbor Michigan for the development of policies in support of Ann Arbor's A2ZERO plan for achieving a transition to community-wide carbon neutrality by 2030. Scott has a BS degree in Mechanical Engineering and an MS degree in Manufacturing Engineering.

Director of Sales & Marketing, Bernadette Merva Quist, has a decorated career in community outreach and marketing. Prior to Kilowatts For A Cause® Inc., she was instrumental in establishing the U.S. market presence for Chinese book printer Kings Time, growing its business from $0 to $900,000 in just 6 years. Bernadette has written and published LinkedIn articles to educate prospects on new technologies and was the editor and publisher for the Ann Arbor Michigan Blues Festival's 50th Anniversary program. As the Grants Manager for the Educational Foundation of Dexter Michigan School District, Bernadette managed its annual silent auction event for 3 years raising nearly $100,000 to provide financial support for innovative and creative educational projects through teacher-written grants.

Bernadette earned a BBA in Marketing and Communications from Western Michigan University and holds certifications in Executive Selling and Emotional Intelligence. She is also a contributing writer for Good Fat Life and BRICK magazines. Bernadette is supporting Kilowatts For A Cause® Inc. sales & marketing efforts on a part-time contract basis. The success of this raise will in part determine the Company's ability to recruit and hire a full-time Director of Sales & Marketing.

Revenue: How will the Company earn revenue?

Kilowatts For A Cause® Inc. was formed to operate as a Social Enterprise to create sustainable change, without operating as charity, and harness the power of business and entrepreneurship as a force for good in the world. We are building, operating, and maintaining solar systems for nonprofit and for-profit commercial & industrial building owners.

At this time, the Company plans to earn revenue from 3 avenues - initially through the traditional development, construction, and operation of solar energy, energy storage, and EV charging systems. Kilowatts For A Cause® Inc. aims to create and offer in the future, carbon offsets, renewable energy credits, and licensing agreements as additional sources of revenue. As of this filing, the Company's viability and financial projections are not dependent on these additional revenue sources.

The Company was born out of the hard work, expertise, partnerships, and collaboration of 2 enterprises - The Energy Alliance Group of North America Inc. and Solar Energy Group LLC. The Company plans, through its affiliation with these two companies, to leverage the already built and growing project pipeline, technical & business experience, and resources.

For each system installed, Kilowatts For A Cause® Inc. plans to earn revenue through fees assessed to cover legal and project development expenses, in addition to funding origination fees and profit. The Company also plans in the future to license the Kilowatts For A Cause® name and program. In 2018, the Kilowatts For A Cause® Inc. trademark was registered at the US Patent and Trademark Office (Reg. No. 5,576,488) and we anticipate to generate additional revenues through licensing agreement fees. As of this filing, our trademark is valued at $250,000 as an intangible asset. The valuation is an estimate based on costs incurred and members' contributions given since 2015, when the concept for Kilowatts For A Cause® Inc. was established. We have retained legal counsel to prepare a formal trademark valuation and preferred licensing agreements.

Carbon offsets, better known as carbon credits, is a certificate representing the reduction of one metric ton (2,205 lbs.) of carbon dioxide emissions, the principal cause[5] of climate change, that would have been released into the environment had the offsetting project not been undertaken. These offsets can be sold; there are hundreds of different types of carbon reduction projects. Credits can be generated by producing energy using a clean, renewable energy resource that eliminates the need to produce the same energy from burning fossil fuels, which releases greenhouse gas into the atmosphere. An example of this is the installation of a Kilowatts For A Cause® Inc. solar system that generates clean energy and replaces energy produced by fossil fuels.

Kilowatts For A Cause® Inc. aims to create carbon offsets with its projects and utilize an auditable system to measure carbon reduction and track & account the credits generated. At this time, Kilowatts For A Cause® Inc. is not offering the carbon offsets but anticipates to do so in the future.

Renewable energy certificates (also known as renewable energy credits, or RECs) represent the energy generated by renewable energy sources, such as solar. RECs are certificates that transfer the

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[5] https://terrapass.com/climate-change/carbon-offsets-explained

"renewable" aspects of renewable energy to another party. In other words, renewable energy credits, paired with electricity from the grid, are renewable energy that is being generated on their behalf. A REC that has been sold once cannot be purchased again. All renewable energy credits are uniquely numbered and generally include information such as where they were generated, the type of renewable resource they came from, and a date stamp of generation. The exchange of RECs is tracked and recorded. A REC is produced when a renewable energy source generates one megawatt-hour (MWh) of electricity and delivers it to the grid. An example of this is the installation of a Kilowatts For A Cause® Inc. solar energy system that delivers energy to the grid.

Kilowatts For A Cause® Inc. aims to earn REC certificates with its projects, utilize an auditable system to track & account the certificates generated, and sell them for additional sources of revenue. At this time, Kilowatts For A Cause® Inc. is not offering REC certificates but anticipates to do so in the future.

Kilowatts For A Cause® Inc. will initially launch in the State of Michigan due to established relationships, government policy, and opportunity. As the Company's first pilot project, we are currently under contract to develop a 20kW solar + energy storage system for Grand Marais School located in Grand Marais Michigan. Commissioning of the system is anticipated to be completed in the 2nd quarter of 2023. We anticipate expanding to other Michigan communities and other states in the future. We estimate our pipeline forecast as of this filing has a value of over $22 million.

Differentiation: What differentiates the Company from competitors? Compare the company to leading direct competitors.

There are 3 key areas that we differentiate ourselves from our competitors, 1) We are a for profit social enterprise with a mission to create sustainable change, 2) Through ownership, we are affiliated with two successful and established companies whose technology, funding, tax equity, and long-term operation & maintenance service provider relationships we plan to leverage, 3) Our innovative approach, enables energy purchasers to participate in the green transition, reduce their operational costs, and share the benefit & impact the social well-being of their local community, through the donations made on their behalf by Kilowatts For A Cause® Inc., to local nonprofits and schools supporting low-income families.

The market has no shortage of organizations that want to help others through community solar programs and Kilowatts For A Cause® Inc. is no different. But a majority of our competitors operate as nonprofits, limiting growth & scalability, and according to the US Environmental Protection Agency, only 22 states have enacted traditional community solar legislation.[6] As a for profit entity, we are encouraged to grow, have access to a variety of technologies, capital, tax credits, and incentives to do so, and can offer our community-shared solar program to those in areas that both **can and cannot** utilize traditional solar community programs.

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[6] https://www.epa.gov/green-power-markets/shared-renewables

Kilowatts For A Cause® Inc. is an S-Corporation. It is set up to operate as a Social Enterprise to create sustainable change, without operating as charity, and thus harness the power of business and entrepreneurship as a force for good in the world. We originate, build, operate, and maintain solar energy, energy storage, and EV charging assets for nonprofit and for-profit commercial & industrial building owners. Energy is sold at 5% less (target) than their current kWh rate and from savings generated by the clean energy technologies, Kilowatts For A Cause® Inc. makes a donation, on behalf of the energy purchaser, to nonprofits and schools supporting low-income families within the energy offtaker's local community. We leverage savings from solar by those that can, to reduce the financial burdens of low-income families that cannot, while creating jobs and local economic development.

Project Example

A business owner participates and currently pays a utility rate of $0.18/kWh. Kilowatts For A Cause® Inc. installs a solar energy system that operates at a rate of $0.14/kWh. The business owner agrees to purchase the energy at $0.171/kWh. The $0.031/kWh savings would be donated back to the local community. If funded with a pre-paid purchase agreement for 20 years, it is anticipated that for a system size of 100 KW DC, this would result in a total 20 years savings of over $100,000; Kilowatts For A Cause® Inc. would then donate in one lump sum these savings back to the local community when the solar energy system is commissioned, rather than making smaller donations of $3,000-$6,000 per year, over the term of the project. This is only an example and should not be used as a predictor of performance of solar energy systems installed by Kilowatts For A Cause® Inc.

Through its affiliates, The Energy Alliance Group of North America Inc. (EAG) and Solar Alliance Group LLC (SAG), Kilowatts For A Cause® Inc. has access to and aims to utilize the group of finance and tax equity providers, patented & leading industry technologies, and providers of long-term operation & maintenance services, that EAG & SAG have utilized for over 10 years. This includes a patented dual-axis tracker with more than 4,000 installations globally, energy storage systems (ESS), and EV charging systems that have been developed exclusively for SAG and the US market. These technologies and service providers accessible through our affiliates, are the preferred approach of Kilowatts For A Cause® Inc. in supporting our mission and the transition to renewable energy sources and electrification.

In addition, our affiliate The Energy Alliance Group of North America Inc. and Executive Director, Scott Ringlein, have been featured in print and broadcast networks such as:

➔ The EmeraldPlanet TV© with Dr. Samuel Lee Hancock, President & Executive Director of the Emerald Planet International Foundation©

➔ St. Paul Minnesota Upper Mississippi Academy (UMA) Climate Changers

➔ Sun Cast with Nico Johnson, How to Sell Without Selling

➔ Petros PACE Finance, New Amadore Apartments is First Building in Saginaw to Take Advantage of PACE Financing Program

Access to these resources and over 10 years of experience through our affiliates, reduces barriers to entry, complexity, capital requirements, technology, and operation risk for building owners & investors. With this previous experience, we aim to streamline the operational process that building owners & investors see as complicated, into simple steps for pre-project assessment and development, to forecast to building owners & investors the profitability and generation of savings to support our mission.

Through our knowledge and the expertise of our partners, we have developed tools and a process that consists of technology and finance innovations:

- ➔ Pre-project assessment tools to quickly identify high feasibility solar energy system projects
- ➔ Design performance tools to take the necessary measures and precautions when validating system output for project investors
- ➔ Financial modeling tools to take the necessary measures and precautions when profitability and generation of savings is forecasted to support our mission
- ➔ Database of and existing relationships with technology, finance, tax equity, and operation & maintenance providers that support the development, finance, installation, and operation of solar energy systems for non-profit and for-profit commercial and industrial building owners.
- ➔ Workflow management tools to optimize the design, build, commission, and operation process.



Off-Taker
Building Owner/Investor (C&I/Multifamily/Nonprofit)
Kilowatts For A Cause®
Project Developer/Originator of Record
Project Financing
(PACE/PPA/Grant/Lease/USDA)
1. Building Owner/Investor agrees to have a solar system installed & operated on their property, and purchase the energy at a reduced kWh rate.
2. Project Developer (KW4AC) secures design, equipment and O&M costs
3. Originator (KW4AC) develops financial model and secures funding, tax equity, Opportunity Zone, and O&M partners
4. Funding, incentives, and tax credits secured
5. Solar EPC of Record commissions system
6. Funder & tax equity partner pays EPC & Project Developer (KW4AC)
7. On behalf of energy purchaser, Project Developer (KW4AC) makes a donation to Charity of Record
8. Funder deposits system O&M funding into escrow/trust acct
9. Payments are made to O&M Provider of Record by Trustee of Record
10. Project Developer (KW4AC)/ Trustee of Record oversee system operation & maintenance and payments to O&M Provider of Record
Tax Equity
Partner of Record
Opportunity Zone
Partner of Record
Solar EPC
of Record
Charity of Record
O&M Escrow Trustee
of Record
Kilowatts For A Cause®
SPV
(Special Purpose Vehicle of Record)
Solar O&M
Provider of Record

Figure 1. Typical Project Workflow

While most solar energy project developers could be considered competitors, we see our key competitors as those that are involved in community solar and similar types of community programs that include solar energy. The following is a short list of these competitors:

➔ [KiloWatts For Humanity](#) – Non-profit involved in rural electrification projects in developing countries. Entirely volunteer-run organization partnering with local and international nonprofit groups to provide renewable energy solutions in locations that have previously lacked access to development-enabling electricity.

➔ [CollectiveSun](#) - Works directly with non-profits to fund and secure ITC tax credits for solar projects to be installed at buildings owned by non-profits. Also work with for-profit organizations but only as a Tax Equity Partner for lenders

➔ [GivePower](#) – Non-profit developing sustainable solar system and solar water farms creating access to energy and clean water in water-scarce regions around the world.

➔ [BlueWave](#) – Certified B Corporation and solar developer providing energy saving benefits with local communities where possible through community solar. Also developing dual-use agriculture systems that support healthy land wherever possible.

➔ [WeSolar](#) – Developer of Community Solar bringing under-resourced communities' affordable access to local community solar and assisting commercial properties with energy efficiency. Electricity consumers can purchase shared solar from a local project without having to install any equipment in their homes.

➔ [Energy Peace Partners](#) - Energy Peace Partners leverages climate and finance solutions to promote peace in the world's most fragile regions. They address the intersection of energy poverty, conflict risk, and climate vulnerability to demonstrate the peace dividends of clean energy.

Customers: Who is the Company earning revenue from? What is your target market?

We anticipate our clients to be industrial and commercial building owners and operators looking to reduce energy costs and fulfill sustainability and ESG goals. For each system installed, it is anticipated that Kilowatts For A Cause® Inc. will earn revenue through fees assessed to cover legal and project development expenses, in addition to funding origination fees and profit.

In 2018, the Kilowatts For A Cause® Inc. trademark was registered at the US Patent and Trademark Office (Reg. No. 5,576,488) and we anticipate generating additional revenue through licensing agreement fees. As of this filing, our trademark is valued at $250,000 as an intangible asset. The valuation is an estimate based on costs incurred and members' contributions given since 2015, when the concept for Kilowatts For A Cause® Inc. was established. We have retained legal counsel to prepare a formal trademark valuation and preferred licensing agreements.

Payments from renewable energy and carbon credit certificates generated by projects are anticipated in the future. Kilowatts For A Cause® Inc. does not handle ongoing billing, maintenance, and other areas associated with long term system operation. That is handled by outside services, arranged and paid for at the commission of the project.

Our first pilot project is in progress. Kilowatts For A Cause® Inc. entered into an agreement with the Grand Marais School, located in Grand Marais Michigan, to develop, finance, install, and maintain a 20kW solar + energy storage system. The Grand Marais School will purchase the energy at 5% less (target) than their current kWh rate and the savings generated from the system's operation will be donated to the school district to fund student education programs. According to Tony Barnes, Grand Marais School Superintendent, "The Kilowatts For A Cause® Inc. program is in-line with our goals and aspirations, and is consistent with the strategies of our school district. We therefore confirm our interest in participating and look forward to supporting the community-shared solar program process." Commissioning of the system is anticipated to be completed in the 2nd quarter of 2023 and we estimate that our pipeline forecast as of this filing has a value of over $20 million.

Operations: What will the company do to earn revenue? Describe sales, marketing, manufacturing, research and development, or other core operations key to revenue.

Residential solar has standardized financing; utility-scale solar has the benefit of scale; commercial solar has neither. Each commercial solar project has a high degree of customization and complexity. Frequently, the work and expense involved in acquiring a customer and obtaining financing kills deals.

A survey of National Facilities Management members found that "Reducing Energy Costs" was the most important motivator for energy management for 94% of those surveyed. The bad news is that of the same group surveyed, 98% stated that the methods they did select, like solar, went un-funded. It was found that cost and ROI were the main barriers to their approval, and limited funding terms and alternative funding methods were also barriers.

With 92% of those surveyed requiring a ROI within 5 years, and 51% requiring it within 2 years, solar has consistently been ignored.[7] However, through recent innovations and the adoption of clean energy policies, these problems can be overcome and a massive addressable market awaits and is expanding with the signing of the Inflation Reduction Act into law.

Shortly, we expect that ESG (Environmental, Social, Corporate Governance) best practices will become a key indicator of a company's performance. Building owners and investors will be held accountable, requiring new and unique approaches, like Kilowatts For A Cause® Inc., to improve their ESG performance metrics.

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[7] https://www.facilitiesnet.com/

In the case of the industrial and commercial buildings, they have a very heavy carbon footprint that will penalize them.[8] Kilowatts For A Cause® Inc. allows building owners and investors to utilize their assets to install solar to offset their carbon footprint, while improving their environmental, social, and corporate governance record. It is anticipated that building owners and investors' asset levels will improve, operating expenses will reduce, and their Net Operating Income (NOI) will be higher.

With the signing of the Inflation Reduction Act into law, more building owners and investors will have access to investment tax credits. A 30% ITC (Investment Tax Credit) has been extended until 2025 for solar & energy storage systems and up to an additional 10% ITC, for projects <5 MW, located in low-income communities. Additionally with ITC Direct Pay, nonprofit, school, and units of state & local government building owners and investors may qualify for 100% of the ITC. Prior to the Inflation Reduction Act, nonprofit, school, and units of state & local government building owners and investors did not qualify for any Investment Tax Credits.

To confirm our go-to-market sales and marketing strategy, utilized a beachhead approach to securing our first demonstration project. In 2022, Kilowatts For A Cause® Inc. entered into an agreement with the Grand Marais School, located in Grand Marais Michigan, to develop, finance, install, and maintain a 20kW solar + energy storage system. The Grand Marais School will purchase the energy at 5% less (target) than their current kWh rate and the savings generated from the system's operation will be donated to the school district to fund student education programs. Commissioning of the system is anticipated to be completed in the 2nd quarter of 2023.

While smaller than the preferred system size of 100 KW DC or larger, the Grand Marais School project offered us the opportunity to complete a demonstration project, with a fairly limited scope & budget and within a small market. Kilowatts For A Cause® Inc. expects this to be a fair representation of what the response will be over a larger area with even more improvements that we anticipate to include such as energy storage and EV charging. This strategy allows us to optimize the chances anticipated, to quickly establish a strong market position and a state of positive cash flow that will give Kilowatts For A Cause® Inc. the momentum to conquer new opportunities and into other markets.

Secondary to our beachhead approach to entering the market, we will deploy a 4 "P" approach to our sales and marketing strategy: Product, Place, Promotion, Price

Product   Through our affiliates, The Energy Alliance Group of North America Inc. (EAG) and Solar Alliance Group LLC (SAG), Kilowatts For A Cause® Inc. has access to and aims to utilize the group of industry leading technology providers and long-term operation & maintenance service providers that EAG & SAG have utilized for over 10 years. This includes a patented dual-axis tracker with more than 4,000 installations globally, energy

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[8]

https://www.economist.com/leaders/2022/06/16/the-property-industry-has-a-huge-carbon-footprint-heres-how-to-reduce-it storage systems (ESS), and EV charging systems that have been developed exclusively for SAG and the US market.

Place   We anticipate our clients to be commercial and industrial building owners and operators looking to reduce energy costs and fulfill sustainability and ESG goals. With only 3.5% of all commercial and industrial buildings having solar, there are over 600,000 sites and 145 gigawatts (GW) of solar capacity potential.

Kilowatts For A Cause® Inc. will initially launch in the State of Michigan due to established relationships, government policy, and opportunity. As the Company's first pilot project, we are currently under contract to develop a 20kW solar + energy storage system for Grand Marais School located in Grand Marais Michigan. Future growth will target "Solar Friendly" markets and states that allow for and have districts established for the Property Assessed Clean Energy (PACE) funding program.

Promotion   Critical to the success of Kilowatts For A Cause® Inc. is community engagement. We aim to host sponsored events and workshops to bring together community business leaders, property owners, property managers, industrial park ownership/management, and others to provide education about the Kilowatts For A Cause® Inc. program and the four key pieces to its structure for Success; technology, funding, tax credits & incentives, operation & maintenance.

We will also take a more traditional approach to promoting Kilowatts For A Cause® Inc. through webinars, podcasts, education series, blogs, social media, outreach kits, case studies, project reviews, and endorsements

Price   Of the four key pieces to structuring successful solar energy, energy storage, and EV charging projects, funding and tax credits & incentives are the most critical. Without them, there is no point in pursuing a project. However, a "one size fits all" approach is counter-productive, as each industrial and commercial building has unique ownership and operational structures, requiring the use of pre-project assessment tools aiming to quickly identify high feasibility solar energy system projects.

Again through our affiliates, we have access to and aim to utilize the group of industry leading funding and tax equity providers that EAG & SAG have utilized for over 10 years. This includes Power Purchase Agreements (pre-paid & traditional), Property Assessed Clean Energy (PACE) funding, lease programs, LELOC (land equity line of credit), US Department of Agriculture (USDA) Energy Programs, USDA Rural Energy for America Program (REAP) and others.

As of this filing, the 2022 Inflation Reduction Act (IRA) has been signed into law and we anticipate it will increase the variety of funding and tax credit & incentive programs that we aim to utilize to structure solar energy, energy storage, and EV charging project funding and create more savings to be shared with the energy purchaser and local community and potentially open up new projects that previously were not economical.

The 2022 IRA has increased the ITC (Investment Tax Credit) to 30% and extended it until 2032 for solar & energy storage systems. An additional 10% ITC is anticipated for projects located in low-income communities and that are less than five (5) mega-watts in size. Additionally an ITC Direct Pay option was included in the 2022 Inflation Reduction Act. It is anticipated that nonprofit, school, and units of state & local government building owners and investors may qualify to receive 100% of the ITC. This can be significant when structuring funding for solar energy, energy storage, and EV charging projects proposed for nonprofit, school, and units of state & local government buildings. Prior to the 2022 IRA, nonprofit, school, and units of state & local government building owners and investors did not qualify for any Investment Tax Credits.

Having a variety of options for unique ownership and operational structures that we anticipate industrial and commercial building have, is the preferred and most efficient approach to developing solar energy, energy storage, and EV charging projects supporting our mission and the transition to renewable energy sources and electrification.

Partners: What partners will help this Company earn revenue, either currently working with or planned?

Kilowatts For A Cause® Inc. Inc. is a Michigan Corporation. We do not have any parent companies or subsidiaries.

Kilowatts For A Cause® Inc. is an S-Corporation and wholly owned by Scott Ringlein. Through ownership, we are affiliated with The Energy Alliance Group of North America Inc., a Michigan based developer of energy efficiency, water conservation, and renewable energy solutions (wholly owned by Scott Ringlein), and Solar Alliance Group LLC, a San Diego based joint venture (25% owned by Scott Ringlein) formed in 2020 to develop solar + energy storage + EV energy stations. Through these affiliates, we have access to and aim to utilize the group of finance and tax equity providers, patented & leading industry technologies, and providers of long-term operation & maintenance support. This includes a patented dual-axis tracker with more than 4,000 installations globally, energy storage systems (ESS), and EV charging systems that have been developed exclusively for SAG and the US market, all of which are a preferred approach in supporting the transition to renewable energy sources and electrification.

Access to these resources and years of experience from our affiliates, aims to support Kilowatts For A Cause® Inc. development, finance, installation, and operation of solar energy systems for non-profit and for-profit commercial & industrial building owners and investors, including school school systems and units of state and local government.

Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

Kilowatts For A Cause® Inc. is an S-Corporation wholly owned by Scott Ringlein. Through ownership, Kilowatts For A Cause® Inc. is affiliated with The Energy Alliance Group of North America Inc., a Michigan based developer of energy efficiency, water conservation, and renewable energy solutions (wholly owned by Scott Ringlein), and the Solar Alliance Group LLC, a San Diego based joint venture (25% owned by Scott Ringlein) formed in 2020 to develop solar + energy storage + EV energy stations.

Kilowatts For A Cause® Inc. was formed to operate as a Social Enterprise to create sustainable change, without operating as charity, and harness the power of business and entrepreneurship as a force for good in the world. Operation funding will continue to include public offerings, like crowdfunded securities, to open up impact investments to the public.

Kilowatts For A Cause® Inc. currently has three staff members and access to support within each of the affiliated companies.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

[Summarize (in bold) and then describe each material factor that makes investing in the Company risky]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in a Note is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire other employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Nascent Industry

Despite having an experienced industry professional leading the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

Limited Operating History

The Company and its development projects continue to be developed. The Company, which was organized in April 2022, has limited revenue history. The revenue generating sources from projects requires the Company to commission solar energy systems to generate revenue and is in the early stages of the process; there is no guarantee that revenue will be generated from solar energy projects that are still under development. The likelihood of project successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Breach of Contract

There is a possibility that there could be a breach of contract associated with projects. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to meet its liabilities (for example, if the off-takers of electricity do not pay their PPA payments in a timely manner or at all). Another example might be if other third party vendors, like the installers of solar panels and equipment, could not fulfill their contracts.

Changes to Legislation

Kilowatts For A Cause® Inc. is a solar energy project developer that is subject to local, state and federal legislation and regulation. Generally, renewable energy projects need supportive regulation to make projects financially viable today – said simply, they depend on tax credits and the like. Solar energy is a fast growing sector and new legislations are always being considered and enacted. As a result, unfavorable changes can be made to current solar legislation which would hinder our ability to engage new customers. It cannot be predicted what the specific impacts would be as this is dependent on the type of legislation that is passed. The Company is subject to legislation and regulation at multiple levels of government - federal, state and local. Regulations are continually being reviewed and occasionally updated by legislation, and the Company expects that court actions and regulatory proceedings may change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on the industry and the business.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of the Company.

Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance. legal, and other areas. The Company may not be able to locate this personnel when needed. The Company may make hiring mistakes. If we can't attract qualified personnel or we make hiring mistakes, this could adversely affect our business, financial condition, and operating results.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to pay the Notes holders their interest or principal at maturity. If the Company raises additional funds through bank loans or other debt obligations, those obligations could be senior in obligation to the Notes In addition, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

Reliance on Contractors

Currently, the majority of Kilowatts For A Cause® Inc. work is conducted through contractors or outsourced to other companies. Therefore, the Company's ability to fulfill its contractual obligations is based on the timely and consistent performance of these contractors. There may be events beyond their control that hinders performance which could jeopardize our operations.

Solar Project Delay Risk

The Company could experience unforeseen contractor/supplier issues such as lack of resources, delay in materials from manufacturers. The Company could then experience delays in their ability to meet targeted commercial operation dates on projects and/or monthly payments from building customers that it may enter into. Accounts receivables could be lower than expected and impact the Company's ability to pay Investors.

Reliance on affiliated Companies

The Company is expecting to work closely with EAG and SAG companies to identify potential solar installations/offtakers, and leverage the IP of years of solar development experience. While these companies are "affiliated" through the President of the Company's 100% ownership stake in EAG and 25% ownership stake in SAG, there is no specific formal agreement in place at this time.

Liability Prone

The Company is working with values-driven organizations and collaborators to construct and operate solar energy projects, yet the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the company.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

Software/Hardware Failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation until repaired or replaced, and create an additional cost burden to the Company, if not covered by warranty at the time reducing the profit margin. The Company may on various projects guarantee that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the company does utilize, to the extent possible, long term manufacturer warranties, installer warranties, 3rd party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the projects or their systems.

Project Uncertainty

While the Company has a pipeline forecast of potential projects to develop, build and operate, the Company does not have signed contracts for these projects yet and there is a risk that these projects may have unforeseen issues that will negatively impact the lease payments.

There is a risk that the Company won't be able to identify alternative projects to include in the pipeline forecast due to competition or other reasons, and the total revenues from project development may be reduced which may impact the company's ability to pay its debt obligations and generate returns. The Company has the right to add new lines of business and new projects in the future. The risks associated with those are unknown, and could result in a negative impact to the ability of the Company to pay its debts.

Projects rely heavily on modeling and forecasting – system costs, production of the system to generate power, insurance costs and so on. There is no guarantee that the modeling and forecasting will match actuals which can impact the returns on projects and expected revenue. The Company relies on revenue to pay off their debt obligations.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions, could impact the Company's ability to collect contract payments, and the Company's ability to find quality projects should the Company need to develop additional projects in the future. The Company asset size and project numbers will be industrial & commercial solar energy projects initially, at least for the near term future and thus carry lack of diversification risk. The more projects and sources of revenue as the Company adds more projects and funding in the future, the less dependent the Company is on any particular project to ensure it can meet its obligations and growth objectives.

COVID-19

COVID-19 may impact the Company's ability to complete projects on a timely basis or fulfill subscriber contracts. Contractors, suppliers and access to building premises could experience delays or additional unexpected expenses. Building owners and energy purchasers may experience unexpected financial difficulties given unemployment rates and illness amongst tenants and thus default on or delay their contractual payments which in turn would impact the Company's ability to meet its debt obligations. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Refinancing Risk

Because the Company anticipates to own and operate projects, the Company may need to source additional funds to pay back the financing obligations that it may take on at maturity. If the Company does not have the funds to pay lenders or Noteholders back, the Company could trigger a default.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainable energy industry. The value of the Company's investments will increase, or decrease based on changes in the prices of sustainable energy. The Company is a "non-diversified" investment and changes in the financial condition or market value of its projects may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until the Maturity Date. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Note, and must obtain Company written approval.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

The Company is disclosing the following: Scott Ringlein filed for personal Chapter 7 bankruptcy in December 2011 in the Michigan Eastern–Detroit jurisdiction as a result of the great recession, economic downturn, and loss of job during the period of 2007 to 2009. The bankruptcy case was discharged in April 2012 and closed in August 2013.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Notes offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Notes may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Notes, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

Limited Upside Potential

With fixed income securities (such as the Notes), there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to a Noteholder or for that matter pay other liabilities. If the Company should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Unsecured Risk

The notes are not secured by specific collateral; that is, the noteholder has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a bankruptcy scenario, the noteholders rely on a trustee to sell the assets and pay the noteholder with the proceeds of the assets. The Company will not pledge any of its assets to other creditors, so no other creditors will have rights to its assets ahead of the noteholders.

Valuation Risk

While the Company believes that the interest rate on the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is difficult.

Interest Rate Risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 5.5% to 6.5% for a similar investment) in the future, your investment will maintain its original lower coupon rate. Subject to any applicable restrictions on the transfer of such Notes, if an investor desires to sell their Notes to someone else, a third-party, such third-party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and demand for securities that themselves are more risky inherently.

Limitations on Recourse

There is no guarantee of repayment, or recourse for the note holders against the Company.

Limited Opportunity to Cure

Investors will not receive any notice of default, material changes, or other problems with the Company, construction or operation of the Project.

No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Notes or restructure or reschedule amounts due on the Notes. There are no provisions for investors to collectively pursue repayment of the Notes. There are no provisions for investors to communicate with each other or take any collective action.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Notes. The Company's offer and sale of the Notes will not be registered under the Securities Act or under any state securities laws. No transfer of the Notes may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Raise Green Compensation

The securities issued as compensation to Raise Green are issued outside of the offering and as a result, increases the Company's leverage.

Subordination Risk

The Notes may be subordinated to other debt obligations of the Company. The Company is not restricted from incurring debt in addition to, or senior to, the Notes. See the Terms in Appendix 1 of the Subscription Agreement.

No Voting Rights

The Notes have no voting rights or other rights associated with equity securities of the Company. The Notes are a debt instrument and holders of Subscribed Securities will have no voting rights or other ability to influence any actions of the Company.

Risks Related to Minority Ownership Factors [22]

[Describe the risks related to minority ownership in the Company]

Noteholders have no equity ownership in the Company.

Risks Related to Certain Corporate Actions [23]

[Describe the risks to purchasers related to certain corporate actions, including additional issuances of securities, share repurchases, sale of the Company or assets of the Company and related party transactions]

Additional issuances of securities — The Company has the right to issue additional senior or pari passu debt that may reduce the available cash to pay debt.

Company repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders; it also may impact cash available to grow the business and obtain equity or other financings.

A sale of the Company or of assets of the Company — As noted in Appendix 4 (the Subscription Agreement, Terms of the Note\Appendix 1), upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the notes are unsecured, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insufficient to satisfy obligations to Noteholders.

Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

The Offering

<u>Purpose [9]</u>

[Describe the purpose of the offering]

The Company desires to:
1. Obtain funds from crowdfunding investments to finance project development of revenue-generating solar energy solar energy, energy storage, and EV charging assets.
2. Give more people access to impact investing through Raise Green's crowdfunding platform.
3. Obtain funds to cover operational expenses and hire additional resources for operations and to develop and launch local marketing and community outreach programs to expand to other communities in support of the anticipated forecast of projects totalling $20 million.

<u>Use of Proceeds [10]</u>

[Describe in reasonable detail the intended use(s) of the net proceeds of the offering. If a range of possible uses, identify and describe each use and potential allocation to each.]

The Company seeks to raise a minimum of $75,000 and up to $107,000 in this Offering. Specifically, the funds raised will be used for 1) sales, origination, partnership-building efforts, customer acquisition, and associated project development costs to scale solar energy installations, 2) recruit and hire key Company Officers for operations (COO) and sales and origination (CSOO), 3) identify and secure contracts with outside resources for financial services (CFO) and marketing (CMO), 4) identify and secure contracts with outside resources for legal counsel services to establish licensing agreements for the use of Kilowatts For A Cause® Inc. and associated processes to expand our geographic footprint.

Specifically, funds will be utilized for project development costs including administrative expenses, office related expenses, supplies, travel, solar development platform subscriptions & licenses that support the development of solar energy, energy storage, and EV charging projects. Initial hiring expenses will cover contracts for CFO services to conduct the associated requirements for an additional raise and CMO services to develop and launch marketing and community outreach activities for specific geographical markets that will be targeted.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	$75,000	100%	$107,000	100%
Less: Notes Issued to Raise Green	$1,500	2%	$2,140	2%
Less: Raise Green Service Fee	$3,750	5%	$5,350	5%
Net Proceeds	$69,750	93%	$99,510	93%
Less: Project Development & Staffing	$41,850	60%	$59,706	60%
Less: Sales & Marketing	$13,950	20%	$19,902	20%
Less: Legal	$13,950	20%	$19,902	20%
Total Use of Net Proceeds	$69,750	100%	$99,510	100%

In summary, the Company will use the Target up to Maximum Offering Amount for the following:

5% of our Offering will be used to cover the Raise Green service fee and 2% for Notes issued to Raise Green.

In summary the balance will be utilized for;

1. Project Development (Admin, T&E, Supplies, Etc.)
2. Staffing (COO, CSOO, CFO Services, CMO Services)
3. Sales & Marketing, CMO Services (Digital, Web, Community Outreach, PR, Etc.)
4. Legal (Agreements, Contracts, Trademark Licensing, Additional Raise Preparations, Etc.)

At this time, the Offering will not be utilized to fund the purchase and installation of solar energy projects. The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

Testing the Waters [11(a)]

[Disclose if the Company made use of any written communication or broadcast script to test the waters. If yes, provide copies of the material used]

The Company has made use of testing the waters. An Indication of Interest was hosted by Raise Green. See Appendix 6 for these written materials.

Delivery of Securities [11(b)]

[Explain how the Company will close the offering and deliver the securities to the investors]

See Appendix 1

Canceling a Commitment to Purchase [12]

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel. If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

[Describe the terms of the securities being offered]

The Company is offering debt notes.

See the Terms of the Securities in the Subscription Agreement in Appendix 4

Voting Rights and Limitations [14, 15]

Do the securities have voting rights?   No

Are there any limitations on any voting rights?

The holders of the Notes are not entitled to vote on any matters pertaining to the Company.

<u>Modification of Terms [16]</u>

[Describe any ways in which the terms of the securities may be modified]

The terms of the security cannot be modified solely by the Company once the Notes are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer

<u>[Language from SEC Guidance on Form C]</u>

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company requires written consent in advance of any transfer. See the Subscription Agreement Appendix 4 for additional information.

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

[Describe the material terms of any other outstanding securities or classes of securities of the Company as of the most recent practicable date. Consult with your counsel to confirm accuracy]

Class of Security	Securities Authorized (Number or Amount)	Securities Outstanding (Number or Amount)	Voting Rights	Other Rights
Equity Shares	1,000	1,000	Yes	

Table 1. Equity Shares Issued as of August 22, 2022

Limitation and Dilution of Rights [18]

[Describe how the rights of the securities being offered may be materially limited or diluted by the rights of any other security or class of security of the Company]

The rights of the Notes being offered may not be materially limited by the rights of any other security or class of security of the Company except if the Company issues additional Notes in the future, which will not change the rights of the Noteholders but may reduce the availability of cash to meet its obligations under the Notes. For the avoidance of doubt, in reference to the SEC Form C request "Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company?", the Company attests that there are no differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company.

Other Differences Among Classes of Securities [19]

[Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company? (Y/N)]

The rights of the securities being offered will not be materially limited or diluted by the rights of the above securities.

Rights of Principal Shareholders [20]

[Describe the effects, if any, of the exercise of rights held by the principal shareholders listed above on the purchasers of the securities being offered here]

Principal Security Holders have all of the voting equity of the Company. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its Note obligations. Noteholders have no ability to influence Company action.

Valuation of Securities Being Offered [21]

[Explain how the securities being offered are being valued. Include examples of future valuation methods]

The Notes are a debt instrument and are valued based upon interest rate. The Company believes that the annual interest rate applicable to the Notes is reflective of general market terms for similar securities. The offering price and terms have been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. The Company looked at several fixed income benchmarks such as the benchmark US Treasury that are closest in maturity to the maturity of the Offering and 15 and 30 year mortgage rates. While none of these have the same risk profile, they serve as relative market indicators. The Company has not relied on finance professionals to make these determinations. While the Company believes the Notes reflect general market trends, investors should understand that the valuations here may not relate to an independent review.

Outstanding Indebtedness [24]

[Describe the material terms of any indebtedness of the Company.]

The Company has no outstanding material debts.

Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms

Table . Material indebtedness of the Issuer as of this filing

Other Exempt Offerings [25]

[Disclose all other exempt offerings conducted within the past three years. If you have issued securities previously (SAFEs, Equity, Convertible Notes, Debt) you have relied on an exemption. Review with your counsel to confirm accuracy]

The Company issued 1,000 Equity Shares to Scott Ringlein, Founder, President, Executive Director, Kilowatts For A Cause® Inc.

Related Party Transactions [26]

[Describe all transactions within the last fiscal year, and any currently proposed transactions, between the Company and a related party where the transaction amount exceeds 5% of the aggregate amount raised by the Company during the preceding 12 months.

The Company received a non-debt equity contribution of $21,000 from Scott Ringlein for working capital needs that may be incurred during the raise period.

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

The Company has an operating history. Kilowatts For A Cause® Inc. was formed on April 26, 2022 ("Inception") in the State of Michigan. The Company has not yet filed a tax return

Current Condition and Historical Results [28]

2015 -   Kilowatts For A Cause® Inc. concept was established

2018 -   Kilowatts For A Cause® Inc. trademark was registered at the US Patent and Trademark Office (Reg. No. 5,576,488)

2022 -   Kilowatts For A Cause® Inc. was formed and registered in the State of Michigan in April

2022 -   Kilowatts For A Cause® Inc. Indication of Interest was hosted by Raise Green

2022 -   Kilowatts For A Cause® Inc. entered into an agreement with Grand Marais School, located in Grand Marais Michigan, to originate, build, operate, and maintain a 20kW solar + energy storage system. It is anticipated that the system will be installed in the 2nd quarter of 2023 and Grand Marais School will purchase the solar energy produced at 5% less (target) than their current utility rate and we will make a donation from savings generated to Grand Marais School for student education programs.

Statement on Liquidity

As of August 22, 2022, the Company had $16,000 in its bank account and expects further revenue beginning in 2023 with the commissioning of the projected 125 kW of solar energy systems.

Kilowatts For A Cause® Inc. trademark was registered at the US Patent and Trademark Office (Reg. No. 5,576,488) on October 2, 2018 and as of this filing, is valued at $250,000 as an intangible asset. The valuation is an estimate based on costs incurred and members' contributions given since 2015, when the concept for Kilowatts For A Cause® Inc. was established. We have retained legal counsel to prepare a formal trademark valuation and preferred licensing agreements.

As of this filing, Kilowatts For A Cause® Inc. does not have other assets and expects to pay off its debts with growing revenue.

Statement on Capital Resources

Kilowatts For A Cause® Inc. currently does not have access to other capital resources.

Financial Statements and Operation Discussion

	Most Recent Fiscal Year (2021)	Previous Fiscal Year (2020)
Total Assets:	N/A	N/A
Cash & Cash Equivalents:	N/A	N/A
Accounts Receivable:	N/A	N/A
Short-term Debt:	N/A	N/A
Long-term Debt:	N/A	N/A
Revenues/Sales:	N/A	N/A
Cost of Goods Sold:	N/A	N/A
Taxes Paid:	N/A	N/A
Net Income:	N/A	N/A
# Employees	N/A	N/A

Since being formed on April 26, 2022, Kilowatts For A Cause® Inc. has not generated revenue. The Company has entered into an agreement with Grand Marais School, located in Grand Marais Michigan, to originate, build, operate, and maintain a 20kW solar + energy storage system. We anticipate that revenues will grow in 2023 and following years.

Kilowatts For A Cause® Inc. trademark was registered at the US Patent and Trademark Office (Reg. No. 5,576,488) on October 2, 2018 and as of this filing, is valued at $250,000 as an intangible asset.and is valued at $250,000. The valuation is an estimate based on costs incurred and members' contributions given since 2015, when the concept for Kilowatts For A Cause® Inc. was established. We have retained legal counsel to prepare a formal trademark valuation and preferred licensing agreements.

Financial Milestones

If this offering is successful, we anticipate that 125kW will be installed by 2023 with revenues of $700,000, and tripled in three years. We expect to grow our installed systems past 2023 based on the following cadence:

- 2023: 125 kW

- 2024: 250 kW

- 2025: 500 kW

- 2026: 2 MW

- 2027: 4 MW

Is the Company's viability dependent on the Offering?

No it is not dependent on this offering. However, this offering will help with scaling kW installed and increasing our revenues.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on December 31.

Financial Statements [29]

[Provide financial statements for the past two years. Exact requirements differ based on aggregate offering amount of securities to be offered – three tiers for first time issuers (less than $250,000; $250,000 - $1,070,000; more than $1,070,000)]

2021 Tax Return Information

Total Income	Taxable Income	Total Tax
N/A	N/A	N/A

Kilowatts For A Cause® Inc. was formed on April 26, 2022 ("Inception") and the Company has not yet filed a tax return.

[Mandatory Pincipal Executive Officer Certification Language]

I, Scott Ringlein, certify that:

(1) the financial statements of Kilowatts For A Cause® Inc. included in this Form are true and complete in all material respects; and

(2) Kilowatts For A Cause® Inc. was formed on April 26, 2022 ("Inception") and the Company has not yet filed a tax return for 2022.



Scott Ringlein
Founder, Executive Director

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

All questions were answered "No".

Other Material Information [31]

[Provide any further material information as may be necessary to avoid making a material misstatement or omission in the document.]

The Company has no other material information to provide.

Appendix 1 – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 5% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green also will receive securities of the same class and having the same terms, conditions, and rights as the securities being offered or sold during the offering that total an amount equal to 2% of the securities sold in the offering.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials (FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the [Raise Green](#) portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel.   If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Notes once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2 – Financial Statements

KILOWATTS FOR A CAUSE [®] **INC.**
FINANCIAL STATEMENTS
(UNAUDITED)

FROM INCEPTION (APRIL 26, 2022) TO AUGUST 22, 2022

Kilowatts For A Cause® Inc.
Index to Financial Statements
(unaudited)

Pages


KILOWATTS FOR A CAUSE ® INC.
BALANCE SHEETS
August 22, 2022
(unaudited)


Assets	
Current Assets:	
Cash	$ 16,000
Total Current Assets	$ 16,000
Non-Current Assets	
Property, Plant & Equipment	
Intangible Assets	$ 250,000
Total Non-Current Assets	$ 0.00
Total Assets	$ 266,000
Liabilities and Equity	
Current Liabilities	
Short-term borrowings	$ 0.00
Total Current Liabilities	$ 0.00
Non-Current Liabilities	$ 0.00
Long-term borrowings	$ 0.00
Total Non-Current Liabilities	$ 0.00
Total Liabilities	$ 0.00
Stockholders' Equity	
Members' Contribution	$ 21,000
Retained Earnings	$ 0.00
Total Stockholders' Equity	$ 0.00
Total Liabilities and Stockholders' Equity	$ 21,000

KILOWATTS FOR A CAUSE ® INC.
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR INCEPTION (APRIL 26, 2022) TO AUGUST 22, 2022
(unaudited)

Revenue	$ 0.00
Cost of Sales	$ 0.00
Gross Profit	$ 0.00
Operating Expenses-	
General and Administrative	$ 5,000
Total Operating Expenses	$ 5,000
Net Income	- $ 5,000

KILOWATTS FOR A CAUSE® INC.
STATEMENTS OF CASH FLOWS
FOR INCEPTION (APRIL 26, 2022) TO AUGUST 22, 2022
(unaudited)

Cash Flows From Operating Activities	
Net Income	$ 0.00
Net Cash Used in Operating Activities	$ 0.00
Cash Flows From Financing Activities	
Short Term Borrowings	$ 0.00
Net Cash Received From Financing Activities	$ 0.00
Increase in Cash and Cash Equivalents	$ 0.00
Cash and cash equivalents, beginning of period	$ 21,000
Cash and cash equivalents, end of period	$ 16,000
Supplemental Disclosures of Cash Information:	
Cash paid for interest	$ 0.00
Cash paid for income taxes	$ 0.00

NOTE 1 – NATURE OF OPERATIONS

KILOWATTS FOR A CAUSE ® INC. was formed on April 26, 2022 ("Inception") in the State of Michigan. The financial statements of KILOWATTS FOR A CAUSE ® INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ann Arbor, MI.

KILOWATTS FOR A CAUSE ® INC. is set up to operate as a Social Enterprise to create sustainable change, without operating as charity, and harness the power of business and entrepreneurship as a force for good in the world. We originate, build, operate, and maintain solar energy, energy storage, and EV charging assets for nonprofit and for-profit commercial & industrial building owners. Energy is sold at 5% less (target) than their current kWh rate and from savings generated by the clean energy technologies, Kilowatts For A Cause ® makes a donation, on behalf of the energy purchaser, to nonprofits and schools supporting low-income families within the local community. We leverage savings from solar by those that can, to reduce the financial burdens of low-income families that cannot, while creating jobs and local economic development.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of electricity and associated revenue generating services associated with the production of solar energy, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a S-Corporation. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has no outstanding material debts.

NOTE 4 – COMMITMENTS AND CONTINGENCIES
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY
The founder of the company will be issued Founders Units of the total amount raised upon the closing of the raise. Founders Units will be issued to the founder of the company and will be the sole voting shares in all matters related to company procedure and conduct of business except for those by law requiring a vote from all Members.

The company issued 1,000 Common Equity Shares to Scott Ringlein, Founder, President, Executive Director with 100% voting power.

The Company received an equity contribution of $21,000 from Scott Ringlein for working capital needs that may be incurred during the raise period.

NOTE 6 – RELATED PARTY TRANSACTIONS
The Company received an equity contribution of $21,000 from Scott Ringlein for working capital needs that may be incurred during the raise period.

NOTE 7 – SUBSEQUENT EVENTS

➔ On January 19, 2022, Kilowatts For A Cause® Inc. entered into an agreement with Grand Marais School, located in Grand Marais Michigan, to originate, build, operate, and maintain a 20kW solar + energy storage system. Grand Marais School will purchase the energy produced and we will make a donation from the savings generated to the Grand Marais School for student education programs. The 20kW solar + energy storage system is anticipated to be commissioned 2nd quarter 2023.

➔ Kilowatts For A Cause® Inc. is an S-Corporation, wholly owned by Scott Ringlein, and affiliated through ownership with The Energy Alliance Group of North America Inc., a Michigan based developer of energy efficiency, water conservation, and renewable energy solutions wholly owned by Scott Ringlein, and Solar Alliance Group LLC, a San Diego based joint venture (25% owned by Scott Ringlein) formed in 2020 to develop solar + energy storage + EV energy stations.

NOTE 1 – NATURE OF OPERATIONS

KILOWATTS FOR A CAUSE® INC. was formed on April 26, 2022 ("Inception") in the State of Michigan. The financial statements of KILOWATTS FOR A CAUSE® INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ann Arbor, MI.

KILOWATTS FOR A CAUSE® INC. is set up to operate as a Social Enterprise to create sustainable change, without operating as charity, and harness the power of business and entrepreneurship as a force for good in the world. We originate, build, operate, and maintain solar energy, energy storage, and EV charging assets for nonprofit and for-profit commercial & industrial building owners. Energy is sold at 5% (target) less than their current kWh rate and from savings generated by the clean energy technologies, Kilowatts For A Cause® makes a donation, on behalf of the energy purchaser, to nonprofits and schools supporting low-income families within the local community. We leverage savings from solar by those that can, to reduce the financial burdens of low-income families that cannot, while creating jobs and local economic development.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of electricity and associated revenue generating services associated with the production of solar energy, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a S-Corporation. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has no outstanding material debts.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

The founder of the company will be issued Founders Units of the total amount raised upon the closing of the raise. Founders Units will be issued to the founder of the company and will be the sole voting shares in all matters related to company procedure and conduct of business except for those by law requiring a vote from all Members.

The Company received an equity contribution of $21,000 from Scott Ringlein for working capital needs that may be incurred during the raise period.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company received an equity contribution of $21,000 from Scott Ringlein for working capital needs that may be incurred during the raise period.

NOTE 7 – SUBSEQUENT EVENTS

➔ On January 19, 2022, Kilowatts For A Cause® Inc. entered into an agreement with Grand Marais School, located in Grand Marais Michigan, to originate, build, operate, and maintain a 20kW solar + energy storage system. Grand Marais School will purchase the energy produced and we will make a donation from the savings generated to the Grand Marais School for student education programs. The 20kW solar + energy storage system is anticipated to be commissioned 2nd quarter 2023.

➔ Kilowatts For A Cause® Inc. is an S-Corporation, wholly owned by Scott Ringlein, and affiliated through ownership with The Energy Alliance Group of North America Inc., a Michigan based developer of energy efficiency, water conservation, and renewable energy solutions wholly owned by Scott Ringlein, and Solar Alliance Group LLC, a San Diego based joint venture (25% owned by Scott Ringlein) formed in 2020 to develop solar + energy storage + EV energy stations.

Appendix 3 – Resolutions

UNANIMOUS WRITTEN CONSENT
OF THE DIRECTORS
OF
Kilowatts For a Cause®, Inc.
a Michigan Corporation

The undersigned, being all of the directors of Kilowatts For a Cause®, Inc. a Michigan Corporation (the "Company"), pursuant to accordance with §450.1525 of the Michigan Business Corporation Act (the "Act"), hereby consent, approve and adopt the following resolutions as if duly adopted at a special meeting of the Manager held for this purpose

WHEREAS, it has been proposed that the Company sell and offer up to $107,000 in senior debt (the "Securities") through an offering under Regulation Crowdfunding (the "Offering") under the Securities Act of 1933, as amended (the "Securities Act");

Regulation Crowdfunding Offering

WHEREAS, it has been proposed that the Company sell and offer up to $107,000 in Securities through an offering under Regulation Crowdfunding under the Securities Act, (the "Crowdfunding Offering"), pursuant to the terms of a subscription & joinder agreement by and among the Company and the investors party thereto (the "Subscription & Joinder Agreement"), substantially in the form attached hereto as Exhibit A; and an Offering Memorandum on Form C that has been reviewed by the Manager (the "Memorandum");

WHEREAS, the Manager has been presented with and reviewed the Memorandum, and deems it to be in the best interests of the Company to authorize and approve the Memorandum and for the Company to engage in the Crowdfunding Offering;

WHEREAS, to comply with Regulation Crowdfunding, the Company must file a Form C with the Securities and Exchange Commission (the "SEC"), use an online portal to communicate the Crowdfunding Offering, and, under certain conditions, may have an independent certified public accountant conduct a financial review and may enter into agreements with a transfer agent and an escrow agent;

NOW, THEREFORE BE IT RESOLVED, that the directors hereby authorize and approve the Memorandum and the Crowdfunding Offering, and the issuance of the Securities pursuant to the terms thereof;

Subscription & Joinder Agreement

RESOLVED, that the form, terms and provisions of the Subscription & Joinder Agreement by and among the Company and the investors party thereto, a copy of which has been submitted in substantially final form to each director of the Company and is attached hereto as Exhibit A, be, and they hereby are, in all respects, approved and adopted, and that the transactions contemplated by the Subscription & Joinder Agreement, including the issuance of the Securities for a price of $1.00 per Security payable as set forth in the Subscription & Joinder Agreement, be, and they hereby are, in all respects approved, and, further, that the officers of the Company (the ''Authorized Officers'') be, and each of them hereby is, authorized and directed in the name and on behalf of the Company, and under its corporate seal or otherwise, to execute and deliver the Subscription & Joinder Agreement in substantially such form, with such changes therein as the Authorized Officer executing the same shall, by the execution thereof, approve, and cause the Company to perform its obligations thereunder.

Filing of the Form C

RESOLVED, that the Authorized Officers are, and each of them acting singly is, authorized, in the name and on behalf of the Company, to cause to be compiled and filed with the SEC such Form C in the form required.

Online Portal

RESOLVED, that Raise Green, Inc ("Raise Green") shall be engaged to provide the online portal required for a Crowdfunding Offering and that the Authorized Officers be, and each of them hereby is, authorized and directed in the name and on behalf of the Company, and under its corporate seal or otherwise, to enter into an agreement with Raise Green in connection with the Crowdfunding Offering and cause the Company to perform its obligations thereunder.

General Authorization

RESOLVED FURTHER, that the Authorized Officers of the Company are hereby severally authorized and directed to take, or cause to be taken, all actions in the name and on behalf of the Company, that such officers determine are necessary or advisable to consummate the transactions contemplated by, or otherwise to effect the purposes of, the foregoing resolutions, including, but not limited to, signing, certifying to, verifying, acknowledging, delivering, accepting, filing and recording all agreements, instruments and documents related to any of the resolutions.

RESOLVED FURTHER that all acts of the officers of the Company taken before the date hereof in connection with matters referred to in these resolutions are hereby ratified, approved and adopted as acts of the Company.

IN WITNESS WHEREOF, the undersigned have executed this unanimous written consent effective as of August 31, 2022

DocuSigned by:

Scott Ringlein

F72011B20E0240D...

Name: Scott Ringlein

_____

Name:

_____

Name:

Appendix 4 – Subscription Agreement

Kilowatts For A Cause, Inc.

Subscription Agreement

Climate Impact Notes

Target Offering Amount of $75,000; Maximum Offering Amount of $107,000

6.0% Interest Rate per Year

Interest-only, Annual payments

Maturity Date: December 8, 2027 (5 years)

Minimum Investment: $500

Incremental Amounts of $100

Senior Unsecured Debt

Offering Period: September 1, 2022 to December 8, 2022

Please read and sign this Subscription Agreement promptly, and in no event later than the Offer Close Date.

During the Offering Period, Investors can ask questions directly to the Company on the "Q&A" located on the Kilowatts For A Cause, Inc. Offering Page at www.raisegreen.com. Questions related to the function and process of the funding portal can be directed to Raise Green at investors@RaiseGreen.com.

1.   Offering.

This Subscription Agreement (this "**Agreement**") addresses the offer for sale (the "**Offering**") during the period from September 1, 2022 to December 8, 2022, subject to adjustment as described below (the "**Offering Period**", the last day of which is the "**Offer Close Date**") of up to $107,000 of unsecured debt securities (the "**Notes**") issued by Kilowatts For A Cause, Inc., a Michigan corporation (the "**Company**"). The Notes will be issued as of the date immediately succeeding the Offer Close Date (the "**Issuance Date**").

The terms of the Notes are set forth in "Terms of the Offering" in the Form C submitted by the Company to the SEC as attached hereto as Appendix 2 ("**Form C**", and, together with all related attachments and disclosures thereto, the "**Offering Disclosure Documents**"), and are summarized in Appendix 1 hereto.

The Notes are not being registered under the Securities Act of 1933, as amended ("**Securities Act**"), or under the securities laws of the State of Michigan (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("**SEC**") under the Securities Act of 1933 and the Securities Exchange Securities Act of 1934 (collectively, "**Regulation Crowdfunding**").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) Business Days prior to the new Offer Close Date. The Company may also elect to extend the Offering Period under certain circumstances.

The undersigned (the "**Offeree**") understands that during the Offering Period any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Raise Green and will be available on the Company's Offering Page at www.raisegreen.com. The Offeree will be asked to reconfirm its investment commitment by responding to the email, or in another manner if outlined in the communication from Raise Green, and will not be required to reconfirm by re-signing this Agreement.

2.   Subscription.

By signing this Agreement, the Offeree confirms that it wishes to subscribe for purchase of Notes (the "**Subscribed Securities**") in an original principal amount ("**Principal Amount**") as set forth on the signature page below. The Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Subscribed Securities to any other person or entity.

Subscriptions are generally allocated on a first-come, first-served basis if interest in the Offering exceeds the minimum targeted offering amount. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the maximum offering amount.

The Offeree also understands that (i) the Company has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription, or withdraw or abandon the Offering in whole, and (ii) this subscription is contingent on the Offeree qualifying under the suitability standards described below, signing this Agreement, and paying the Purchase Price.

The subscription is deemed to be accepted by the Company only when this Agreement is signed by a duly authorized representative of the Company and delivered to the Offeree after the Closing (as defined below).

At any time up to 48 hours prior to the Offer Close Date, the Offeree may cancel any investment commitment made in connection with the Offering for any reason, in which case any amounts paid by the Offeree will be refunded to the Offeree in full (without interest).

3.   Closing and Payment.

The closing of the purchase and sale of the Subscribed Securities (the "**Closing**") will take place on the Issuance Date or at such other time as the Company may designate by notice to the Offeree.

The Offeree's payment for the Subscribed Securities shall be made to North Capital Private Securities (the "**Escrow Agent**") in immediately available funds (or other means approved by the Company prior to the Offer Close Date) the full purchase price for the Subscribed Securities (the "**Purchase Price**") equal to the 100% of Principal Amount thereof, and shall use reasonable efforts to do so prior to the Offer Close Date.

On or about the Issuance Date, if the Company has accepted the Offeree's subscription, the Company will countersign this Agreement, the Escrow Agent will release the funds to the Company, and the Company will issue the Subscribed Securities to the Offeree.

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

4.   Record of Purchase; Uncertificated Securities.

If the Offeree's subscription is accepted in whole or in part by the Company, the Offeree will receive a signed counterpart of this Agreement as a record of its purchase of the Subscribed Securities. This process may take several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Offer Close Date of the digital entry of the Subscribed Securities as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical certificate representing the Subscribed Securities and consents and agrees to the issuance of uncertificated Notes.

5. Representations and Warranties of the Company.

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

(a)   Organization and Standing

The Company is a corporation duly organized and existing under the laws of the State of Michigan and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b)   Power

The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement. This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c)   Authorization

The Notes, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; <u>provided</u>, however, that the Notes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

6. Representations and Warranties of the Offeree.

The Offeree represents and warrants to the Company and Raise Green as follows:

(a)   Suitability Standards

(i)   the Offeree is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Subscribed Securities, all as described in the Offering Disclosure Documents;

(ii)   the Offeree (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Subscribed Securities;

(iii)   the Offeree can bear the economic risk of the purchase of the Subscribed Securities, including the total loss of the Offeree's investment in the Subscribed Securities, and has adequate means for the Offeree's current needs and possible contingencies and has no need for liquidity in this investment;

(iv)   any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Offeree anticipates no material adverse change to that condition;

(v)   all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects; and

(vi)   Including the Purchase Price set forth on the signature page hereto, in the past 12-month period the Offeree has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding. Rule 100(a)(2) of Regulation Crowdfunding is included in Appendix 4 for reference;

(b)   *Disclosure of Information*

(i)   the Offeree has had access to such information concerning the Company and the Subscribed Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Subscribed Securities;

(ii)   the Offeree has received and read the Offering Disclosure Documents (including without limitation any disclosure related to certain "risk factors" incident to an investment in the Subscribed Securities) including all exhibits, appendices, attachments, and supplements thereto;

(iii)   the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested; and

(iv)   in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice from the Company or Raise Green.

(c)   *Power & Authority*

(i)   if the Offeree is an individual, that that the Offeree (A) is at least eighteen (18) years of age; (B) maintains his or her principal residence in the State shown on the signature page; and (C) has the adequate means of providing for his or her current needs and all personal and business contingencies;

(ii)   the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Subscribed Securities, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this

Agreement constitutes the Offeree's valid and legally binding obligation, enforceable in accordance with its terms.

(d) <u>*No Resale; No Withholding; Manner of Offering*</u>

(i) the Offeree is acquiring the Subscribed Securities for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Subscribed Securities to any other person (other than as expressly permitted by law); and

(ii) the Offeree is not subject to backup withholding; and

(e) <u>*Updates and Reliance*</u>

The Offeree shall notify Raise Green at <u>Investors@RaiseGreen.com</u> immediately of any material change in any statement made by the Offeree in this Agreement occurring <u>prior to the closing</u> of the purchase of the Subscribed Securities.

The Offeree understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Offeree to Raise Green and in this Agreement.

7. Acknowledgements and Understandings of the Offeree.

(a) <u>*No Registration; No Reliance*</u>

The Offeree acknowledges and confirms to Raise Green and the Company that it understands the following:

(i) the Subscribed Securities have not been registered under the Securities Act or the securities laws of any state (including without limitation Michigan);

(ii) no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Securities for public investment;

(iii) the Company has no obligation or intention to register any of the Subscribed Securities for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling or otherwise transferring the Subscribed Securities or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Subscribed Securities were to become freely transferable, a secondary market in the Subscribed Securities may not develop;

(iv)   the Subscribed Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the Subscribed Securities will not be, and the Offeree will have no right to require that they be, registered under such laws; there is no public market for the Subscribed Securities, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company;

(v)   it is not relying and will not rely on any communication (written or oral) of the Company, Raise Green, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Subscribed Securities; and

(vi)   none of the Company, Raise Green or any of their respective affiliates has made any representation regarding the proper characterization of the Subscribed Securities for purposes of determining the Offeree's authority or suitability to invest in them.

(b)   *Transfer Restrictions*

(i)   the Subscribed Securities are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions);

(ii)   the Company has not: (A) given any guarantee or effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations;

(iii)   consequently, the Offeree will bear the economic risks of the investment in the Subscribed Securities for an indefinite period of time.

(c)   *No Cancellation*

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

8.   Covenants of the Offeree.

The Offeree covenants and agrees as follows:

(i)   the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as reasonably may be necessary for the Company to comply with any and all laws and regulations to which the Company is subject;

(ii)   for the first year after purchase of the Subscribed Securities, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Subscribed Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period;

(iii)   after such one-year period, any agreement to transfer or sell the Subscribed Securities is subject to prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period.

9.   Indemnification.

The Offeree shall indemnify, hold harmless and defend (i) the Company, (ii) the shareholders or other owners of the Company, (iii) Raise Green, and (iv) the other Holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "Indemnified Parties"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations, warranties and covenants made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents.

10.   Information and Notices.

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

Name: **Kilowatts For A Cause, Inc._____**

Address: **2075 West Stadium, Mail Drop 3872, Ann Arbor, MI 48106**

Email: **Scott@EnergyAllianceGroup.org_____**

Attention: **Scott Ringlein_____**

If to the Offeree, to the address set forth on the signature page hereto.

If at any time during the period that the Subscribed Securities are outstanding the Offeree's contact information changes, the Offeree shall promptly notify the Company of such changes in writing.

11.   Miscellaneous.

(a)   Entire Agreement

This Agreement together with the appendices, exhibits, schedules, and attachments hereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties. All appendices, exhibits schedules, and attachments to this Agreement are incorporated in this Agreement as if set forth in full.

(b)   Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without applying any conflict of law principles.

The parties hereby consent to the personal jurisdiction of all federal and state courts in Delaware and agree that venue shall lie exclusively in New Castle County, Delaware.

EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING RELATING TO A DISPUTE AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO.

(c)   Survival of Representations

All agreements, representations, warranties, and covenants made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement.

(d)   Amendment and Waiver

(i)   Subject to clause 11(d)(ii) below, neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, change, discharge or termination is sought.

(ii)   Any term of the Notes may be amended or waived with the written consent of the Company and the Holders of a majority of the outstanding principal amount of the Notes (the "**Majority Holders**"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Holders of, all of the Notes. The Company shall promptly give written notice thereof to each Holder that has not previously consented to such amendment or waiver in writing, but the failure to give such notice does not affect the validity of such amendment or waiver.

(e) *Binding on Successors; Restriction on Assignment*

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; provided however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion.

(f) *Severability*

If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(g) *Headings*

The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(h) *Fees and Expenses*

Each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

(i) *Counterparts*

This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

Signature Page

IN WITNESS WHEREOF, intending to be legally bound, the Offeree has executed this Subscription Agreement as of the date set forth below.

By (Signature*): _____

Print Name: _____

Subscribed Securities (i.e. Principal Amount/Purchase Price) $_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Offeree's Notice Address:

    Offeree Name:_____

    Mailing Address: _____

                      _____

    Email: _____

    Attention: _____

Offeree's State of Residence: _____

The offer to purchase Subscribed Securities as set forth above is confirmed and accepted by the Company as to the Principal Amount set forth immediately above for a like amount to be paid by the Offeree as of the date set forth below.

Kilowatts For A Cause, Inc.

By: _____

Print Name: **_Scott Ringlein_____**

Title: **_Executive Director_____**

Issuance Date: _____**(or Close Date + 1)___**

Appendix 1 Terms of Notes

The Notes are being issued on the Issuance Date specified on the signature page hereto in connection with the securities offering by the Company in an aggregate principal amount of up to $107,000, pursuant to the terms of the Subscription Agreements (the "Subscription Agreements") between the Company and each holder of the Notes.

Principal and Interest

Subject to the terms and conditions set forth herein, the Company shall pay to the Offeree named on the signature page hereto (the "Holder")

(i) on the 8th day of each December (each a "Scheduled Payment Date") to and including December 8, 2027 (the "Maturity Date"), accrued and unpaid interest on the Notes; and

(ii) the full principal amount in a lump sum on the Maturity Date.

Interest on the principal amount of the Notes shall accrue at a simple interest rate of six percent (6.0%) per annum, calculated based on a 365-day year for the actual number of days elapsed.

In addition, the Company shall pay accrued and unpaid interest at such rate to each Holder on the date of any Optional Redemption or Mandatory Redemption as set forth below.

Optional and Mandatory Redemptions

Prior to the Maturity Date the Company may, at its option, prepay the principal amount of the Notes in whole or in part (an "Optional Redemption") as set forth below. The Company will use reasonable efforts to provide notice to the Holder at least ten (10) Business Days prior to any Optional Redemption.

Prior to the Maturity Date the Company shall prepay the principal amount of the Notes in whole (a "Mandatory Redemption") as set forth below (a) upon a Change of Control, and (b) upon any Event of Default (as defined below).

With respect to any Optional Redemption or Mandatory Redemption, the Company shall pay the sum of (i) the principal amount subject to such Optional Redemption or Mandatory Redemption; (ii) all accrued and outstanding interest on such principal; and (iii) a redemption premium equal to 6.0% of the amounts set forth in clauses (i) and (ii).

All Payments on Business Days; Payments to Holder on Record Date

If any Scheduled Payment Date or the date of any Optional Redemption or Mandatory Redemption falls on a day that is not a Business Day, the required payment shall be made on the next succeeding Business Day.

All payments shall be made to the Holder on the Record Date with respect to such payment, as reflected on the books and records of the Company.

dc-1132399
DC:1132399

As used herein, (i) "<u>Business Day</u>" means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, New York are authorized by law to close and (ii) "<u>Record Date</u>" means, with respect to the due date of any payment (whether or not it is a Business Day), the Business Day that is five (5) Business Days prior to such due date.

Application of Payments

The Company shall pay all amounts due on the Notes in lawful money of the United States of America, in immediately available funds, at the place as the Holder may designate from time to time in writing to the Company. All payments shall be applied (i) to the Notes pro rata, based on the aggregate principal balance of all outstanding Notes, and (ii) with respect to each Note, first to interest due, and then to principal.

Seniority

The indebtedness evidenced by the Notes is senior in right of payment to the payment in full of any Other Indebtedness in existence on the Issuance Date or thereafter incurred. Notwithstanding the forgoing, (i) the indebtedness evidenced by the Notes shall be made on a parity in right of payment with other unsecured debt securities that may be issued by the Company, and (ii) the Company may make any payment of principal, interest, fees or expenses with respect to any Other Indebtedness if at such time (x) no Event of Default has occurred and is continuing, and (y) any such payment does not, or is reasonably believed by the Company not to, result in an Event of Default.

As used herein, "<u>Other Indebtedness</u>" means, unless expressly subordinated in right of payment to, or on a parity with, the amounts due under the Notes, all amounts due in connection with (i) indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing or equipment financing institutions, or other lending institutions regularly engaged in the business of lending money (but excluding venture capital, investment banking or similar institutions and their affiliates that sometimes engage in lending activities but that are primarily engaged in investments in equity securities), that is for money borrowed, or purchase or leasing of equipment in the case of lease or other equipment financing, by the Company, whether or not secured, and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Indebtedness, or any indebtedness arising from the satisfaction of such Indebtedness by a guarantor.

Change of Control

If there is a Change of Control (as defined below) while the Notes remain outstanding, then the Company shall repay the Holders an amount equal to the sum of (i) the outstanding principal amount of the Notes, plus (ii) all unpaid accrued interest on the outstanding principal. The Company shall give the Holder notice of a Change of Control at least 5 Business Days prior to the effective date of such Change of Control.

"<u>Change of Control</u>" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock or ownership percentage, of the Company immediately prior thereto continue to represent a majority of the voting power of the surviving entity immediately thereafter; (ii) any transaction or series of related transactions to which the Company is a party in which more than 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; <u>provided</u>, however, that in all cases a Change of Control does not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is canceled or converted, or a combination thereof.

Events of Default

The occurrence of any of the following events constitutes an event of default (an "<u>Event of Default</u>"): (i) the Company fails to pay any principal or interest due on the Notes, and such failure continues for a period of fifteen (15) days; (ii) the Company has breached a covenant in any material respect, and such breach remains uncured for thirty (30) days; (iii) any material representation or warranty of the Company proves to have been untrue in any material respect when made; (iv) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or makes an assignment for the benefit of creditors.

Appendix 2 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **Kilowatts For A Cause, Inc.** in the "company and person lookup" box.

The Company's Offering page that can be found on www.raisegreen.com has a Forum Section for Crowd and Company Live Questions and Answers!

Appendix 3 Restrictions on the Transfer or Sale Of Securities

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (See Appendix 5), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Beyond the First Year after the Purchase

At any time after one year from when the securities were issued, the securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 4 Non-accredited investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding

The following is an extract of 17 C.F.R. Part 227 - REGULATION CROWDFUNDING, GENERAL RULES AND REGULATIONS, which may be accessed in its entirety at https://www.ecfr.gov/current/title-17/chapter-II/part-227.

Reference: 17 C.F.R. § 227.100(a)(2).

(2) Where the purchaser is not an accredited investor (as defined in Rule 501 (§ 230.501 of this chapter)), the aggregate amount of securities sold to such an investor across all issuers in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such investor in such transaction, shall not exceed:

(i) The greater of $2,200, or 5 percent of the greater of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $107,000; or

(ii) Ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000;

Instruction 1 to paragraph (a)(2). To determine the investment limit for a natural person, the person's annual income and net worth shall be calculated as those values are calculated for purposes of determining accredited investor status in accordance with § 230.501 of this chapter.

Instruction 2 to paragraph (a)(2). A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level.

Instruction 3 to paragraph (a)(2). An issuer offering and selling securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may rely on the efforts of an intermediary required by § 227.303(b) to ensure that the aggregate amount of securities purchased by an investor in offerings pursuant to section 4(a)(6) of the Securities Act will not cause the investor to exceed the limit set forth in section 4(a)(6) of the Securities Act and § 227.100(a)(2), provided that the issuer does not know that the investor has exceeded the investor limits or would exceed the investor limits as a result of purchasing securities in the issuer's offering.

Appendix 5 Rule 501(a) of Regulation D

17 C.F.R. § 230.501 may be accessed at:

https://www.ecfr.gov/current/title-17/chapter-II/part-230/subject-group-ECFR6e651a4c86c0174/section-230.501

Appendix 5 – Offering Page

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< **Back to Manage Offers**



Kilowatts For A Cause®, Inc

Kilowatts For A Cause® Senior Debt Note

Kilowatts For A Cause ® is a radically new approach to installing solar.

$107K Maximum Offering Amount



$107K
Maximum Offering
Amount

INVEST

OVERVIEW ?   TERMS & FINANCIALS ?   FAQS ?   VIDEO ?   DOCUMENTS ?

Start Date: September 1, 2022
End Date: December 8, 2022

Kilowatts For A Cause ® is a radically new approach to installing solar and sharing its operational savings with the local community.

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The need is great. 85% of Americans want energy from a renewable energy source and energy costs for low-income households are 3-10x's higher than average. Solar is now the cheapest source of electricity, yet less than 4% of energy is produced with it. 70% of commercial buildings are without solar energy and have 145 gigawatts (GW) of solar capacity potential.*** We have some work to do.

Kilowatts For A Cause® Community-Shared Solar



Highlights

- Investors have an opportunity to invest in the renewable energy market that is growing, a company that has an innovative approach to accessing the market that also provides a direct benefit to low income households, and a market that is supported by U.S. policy. Investing in the Kilowatts For A Cause® Inc. 5-year Climate Impact Notes will assist us in reaching renewable energy goals, maximizing social impact, while earning investors a 6.0% rate of return each year.

- Minimum principal investment is $500, with incremental amounts of $100 thereafter.

- We dipped our toes in the water a few months ago and were hosted by Raise Green as

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- Our first project is in progress! The Grand Marais School, located in Grand Marais Michigan, entered into an agreement with Kilowatts For A Cause® Inc. to develop, finance, install, and maintain a 20kW solar + energy storage system. The Grand Marais School will purchase the energy at an expected 5% less than their current kWh rate and the savings generated from the system's operation will be donated to the school district to fund student education programs.

- Making it here. It has been a 7-year journey, born in our Founder's basement office. Looking for a way to accelerate the adoption of solar, combine solar & social good, and of course, close some deals, the concept of our community-shared solar program and the idea behind Kilowatts For A Cause® Inc. became a vision.

- Successes and failures — critical to entrepreneurs and those participating in innovation. In 2009, after an incredible career in the automotive industry, I started a new journey into the energy industry. I was asked to join the U.S. Department of Energy as a Technical Advisor for the American Recovery Act, and assist in identifying opportunities to manufacture technologies in the U.S., to create jobs while reducing their carbon footprint. Since, with the help of friends, colleagues, family, and our affiliated companies, I have had the opportunity to develop and offer an innovative approach to community solar with Kilowatts For A Cause® Inc.

- Today, the companies affiliated and supporting the mission of Kilowatts For A Cause® Inc., are successfully utilizing the same finance, tax equity, technologies, and long-term operation & maintenance providers to build solar energy systems globally that we plan to use as well. The difference? Rather than providing 100% of the savings to the off-taker (energy purchaser), we prefer to share the operational savings with the off-taker (energy purchaser) and the local community, resulting in a community-shared solar energy program. Plus, we also interviewed a variety of nonprofit & for-profit commercial & industrial building owners, operators, and investors over a one year period. 100% of those interviewed stated they would consider participating in the Kilowatts ˹ Cause® Inc. program.

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"The Kilowatts For A Cause® Inc. program is in-line with our goals and aspirations, and is consistent with the strategies of our school district. We therefore confirm our interest in participating and look forward to supporting the community-shared solar program process."

- Tony Barnes, Superintendent, Burt Township School District

Spread the Word!



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Overview

Solar is now the cheapest source of electricity, yet less than 4% of U.S. energy is produced with it.* In the U.S., low-income households face disproportionately higher energy costs. On average, their energy costs are 3-10x's higher than non-low-income households. Yet today, even as solar energy has become the cheapest source of energy in history, few low-income households have access to solar or, in some way, even benefit from it, as almost 60% do not own their own home. With solar, energy costs can be reduced and the savings can help offset other financial burdens.

About 3.5% of all commercial buildings have solar and another 1% can be accounted for through community solar subscriptions, where customers buy power from a solar project located in the same utility territory. Not all buildings spend enough money on electricity to make solar a worthwhile investment. Accounting for these buildings, about 25% of the building stock, there are still approximately 70% of commercial buildings in the US without solar. That equates to over 600,000 sites and 145 gigawatts (GW) of solar capacity potential.***

Typically, a solar energy project is structured so that all of the savings are realized by the off-taker (energy purchaser), to achieve the lowest kilowatt per hour (kWh) rate. Kilowatts For A Cause® Inc. is a new approach to installing solar energy systems. Rather than 10

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shared solar energy program.

Kilowatts For A Cause® Inc. will originate, build, operate, and maintain solar energy, energy storage, and EV charging assets for nonprofit and for-profit commercial & industrial building owners. Building owners and operators contract with the Company to have a solar system installed & operated on their property and purchase the energy at 5% less (target) than their current kWh rate. From the savings generated by the clean energy technologies, Kilowatts For A Cause® Inc. makes a donation, on behalf of the energy purchaser, to nonprofits and schools supporting low-income families within the local community of their choice.

The Company takes this a step further by, where possible, utilizing our preferred method of funding, the pre-paid power purchase agreement, where the energy purchaser pre-pays for the energy they will use over the term of the contract (20-25 years). The powerful result is that Kilowatts For A Cause® Inc. is able to provide a one-time large and meaningful donation at the time of commissioning, rather than making significantly smaller donations each year.

*https://www.carbonbrief.org/solar-is-now-cheapest-electricity-in-history-confirms-iea/

** https://www.energy.gov/eere/slsc/low-income-community-energy-solutions

*** https://www.forbes.com/sites/woodmackenzie/2020/08/04/us-commercial-solar-presents-massive-opportunity/

The Impact

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Kilowatts For a Cause® Inc. model is simple. For a 100 KW DC system installed on a site that pays a utility rate of $0.18/kWh, the business owner would agree to purchase the energy at a 5% discount ($0.171/kWh). If the power is generated at $0.14/kWh, the $0.031/kWh savings, totalling potentially more than $100,000 over a 20 year period, would be donated back to the local community-- via an organization that serves low income families. With 70% of commercial buildings in the US not having solar, that equates to over 145 gigawatts (GW) of solar capacity potential.*

Now, low income households that suffer from 3-10X the energy cost burden can benefit from the savings renewable energy provides.

Project Size

20 kW pilot project with the on the Grand Marais School

Community Benefit

Based on project size and many other financial and operational assumptions, the direct impact on the local community through the KW4AC donation will be in the range of $10,000 - $300,000. Additionally the local community will incur an economic development benefit during the construction and post commission operation & maintenance periods.

Company Benefit

Kilowatts For A Cause® Inc. expects to use this pilot project to grow commitments and expand its model to other communities.

The example given is for discussion only, and should not be used as a predictor of performance of solar energy systems installed by Kilowatts For A Cause® Inc. The Company used internal historical experience and models based on similar sized projects.

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* https://www.forbes.com/sites/woodmackenzie/2020/08/04/us-commercial-solar-presents-massive-opportunity/

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Figure 1. Built in 1929, the Grand Marais High School is the site of the next Kilowatts For A Cause® solar energy system installation.

"The Sun. It is the cheapest source of energy in the world today and it will last for another 5 billion years. In 1 hour it could power the entire world for a year*, yet only 3% of global energy is produced with it. That is just unacceptable."

-Scott Ringlein, Executive Director, Kilowatts For A Cause®

*https://www.nrel.gov/research/re-solar.html

*https://www.eia.gov/todayinenergy/detail.php?id=50357#

Investment Terms

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Kilowatts For A Cause® Inc. is issuing Climate Impact Notes ("Notes") with the following characteristics:

- Minimum principal investment of $500, with incremental amounts of $100 thereafter.
- A fixed interest rate of 6.00% per year paid annually for the 5-year term of the Note.
- 5 Year final maturity - Debt maturity date refers to the date on which final payment to the investor is due.
- Target minimum offering amount of $75,000 with a maximum offering amount of $107,000

See the Terms & Financials tab for a full description.

The Company

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The investment will be in Kilowatts For A Cause® Inc. which was formed to operate as a Social Enterprise to create sustainable change, without operating as a charity, and to harness the power of business and entrepreneurship as a force for good in the world. We are building, operating, and maintaining solar systems for nonprofit and for-profit commercial & industrial building owners.

Through its affiliates, The Energy Alliance Group of North America Inc. (EAG) and Solar Alliance Group LLC (SAG), Kilowatts For A Cause® Inc. has access to and aims to utilize the group of finance and tax equity providers, patented & leading industry technologies, and providers of long-term operation & maintenance services that EAG & SAG have utilized for over 10 years. This includes a patented dual-axis tracker with more than 4,000 installations globally, energy storage systems (ESS), and EV charging systems that have been developed exclusively for SAG and the US market. These technologies and service providers accessible through our affiliates, are the preferred approach of Kilowatts For A Cause® Inc. in supporting our mission and the transition to renewable energy sources and electrification.

At this time, the Company plans to earn revenue from 3 avenues - initially through the traditional development, construction, and operation of solar energy, energy storage, and EV charging systems. Kilowatts For A Cause® Inc. aims to create and offer in the future, carbon offsets, renewable energy credits, and licensing agreements as additional sources of revenue. As of this filing, the Company's viability and financial projections are not dependent on these additional revenue sources.

Why Invest?

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Solar is now the cheapest source of electricity, yet less than 4% of U.S. energy is produced with it.* There are still approximately 70% of commercial buildings in the US without solar which equates to over 145 gigawatts (GW) of solar capacity potential.** Kilowatts For A Cause® Inc. will originate, build, operate, and maintain solar energy, energy storage, and EV charging assets for nonprofit and for-profit commercial & industrial building owners.

Investors will support the growth of a new and innovative model in community solar, unlocking it from state mandates to improve access and make it charitable. Your impact will go beyond just increasing the deployment of solar and mitigating greenhouse gas emissions, but also help support communities and nonprofits that will receive the benefit payments. Kilowatts For A Cause® Inc. intends the Grand Marais School project to be a kicking-off point for additional impact projects.

The path to get there will be navigated by a team with strong experience in entrepreneurship and renewable energy, and a robust network of partners. Kilowatts For A Cause® Inc. will not be going this alone, but will be supported with the infrastructure, staff, and experience of The Energy Alliance Group of North America Inc. and Solar Alliance Group LLC. Moreover, this project launches at an auspicious time with the recent enactment of the Investment Reduction Act – providing strong tailwinds to the renewable energy industry. In supporting this offering, you will not only be getting a 6% interest rate on your investment, but also help grow a new model for impact investing.

*https://www.carbonbrief.org/solar-is-now-cheapest-electricity-in-history-confirms-iea/

** https://www.forbes.com/sites/woodmackenzie/2020/08/04/us-commercial-solar-presents-massive-opportunity/

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Team



Scott Ringlein

Founder, Executive Director

Scott has an extensive background prior to founding his first start-up company, The Energy Alliance Group of North America Inc. in 2012. Scott has spent his career in business development starting with 22 years in the automotive industry managing global product development and manufacturing programs for customers in Asia, Europe, and North & South America. In 2008, Scott exited the automotive industry and took a Technical Advisor position with the U.S. Department of Energy for the American Recovery Act during the Obama Administration. As a Technical Advisor, Scott was responsible for conducting reviews of business plans and applications for requesting funding to manufacture technologies in the U.S. and create jobs.

In 2012, Scott started The Energy Alliance Group of North America Inc. (EAG) to develop innovative solutions for deploying energy efficiency, water conservation, and renewable energy improvements for commercial and industrial buildings. In 2020 and 2021, EAG was selected as the "Most Innovative Environmental Challenges Mitigation Solutions Provider" in the categories of Small Business Awards and Innovation & Excellence Awards. In 2018, the Kilowatts For A Cause® Inc. trademark was registered at the US Patent and Trademark Office (Reg. No. 5,576,488). Through ownership, Kilowatts For A Cause® Inc. is affiliated with The Energy Alliance Group of North America Inc., a Michigan-based developer of energy efficiency, water conservation, and renewable energy solutions (wholly owned by Scott Ringlein), and the Solar Alliance Group LLC, a San Diego based joint venture (25% owned by Scott Ringlein) formed in 2020 to develop solar + energy storage + EV energy stations.

Scott continues to provide Technical Advisory support to the U.S. Department of Energy (DOE) conducting technical reviews of business plans and applications for technology innovation & commercialization. In addition, Scott is an Advisor to a DOE workgroup advancing the use of the Property Assessed Clean Energy (PACE) program for funding clean energy projects including those aimed to be developed by Kilowatts For A Cause® Inc.

Scott is very active in the efficiency improvement and renewable energy community, conducting webinars, presenting at conferences, and participating in panel discussions and TV & podcast interviews. Since 2020 Scott has been an Advisor to the City of Ann Arbor Michigan for the development of policies in Arbor's A2ZERO plan for achieving a transition to community-wide carbon neutrality by 2030. Scott has a BS



Steve Payer

Director of Project Development

Steve leads the planning, coordination, and management of all project development activities. He joined The Energy Alliance Group of North America Inc. (EAG) in 2015 and has been responsible for all activity associated with site audits, utility analysis, technology development, and the construction and commissioning of energy efficiency, water conservation, and renewable energy improvements. It is planned that he will assume the role of Director of Project Development for Kilowatts For A Cause® Inc.

Prior to joining EAG, Steve provided financial management & budget development services and spent more than 20 years in a variety of vehicle engineering, leadership, and project management positions at General Motors Corporation.

Steve earned a BS degree in Mechanical Engineering from Western New England University in Springfield, MA, and a Master of Arts degree in Counseling from Oakland University in Rochester, MI.



Bernadette Merva Quist

Director of Sales & Marketing

Bernadette has a decorated career in community outreach and marketing which is critical to the Kilowatts For A Cause® Inc.

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Her previous experience includes establishing the U.S. market presence for Chinese book printer Kings Time, and gaining a considerable market share within 6 years. Bernadette has written and published LinkedIn articles to educate prospects on new technologies and was the editor and publisher for the Ann Arbor Michigan Blues Festival's 50th Anniversary program. As the Grants Manager for the Educational Foundation of Dexter Michigan School District, Bernadette managed its annual silent auction event for 3 years raising nearly $100,000 to provide financial support for innovative and creative educational projects through teacher-written grants.

Bernadette earned a BBA in Marketing and Communications from Western Michigan University and holds certifications in Executive Selling and Emotional Intelligence. She is also a contributing writer for Good Fat Life and BRICK magazines. Bernadette is supporting Kilowatts For A Cause® Inc. sales & marketing efforts on a part-time contract basis. The success of this raise will in part determine the Company's ability to recruit and hire a full-time Director of Sales & Marketing.

Risks and Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in a Note is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire other employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Nascent Industry

Despite having an experienced industry professional leading the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

Limited Operating History

The Company and its development projects continue to be developed. The Company, which was organized in April 2022, has limited revenue history. The revenue g   Need Help?

sources from projects requires the Company to commission solar energy systems to revenue will be generated from solar energy projects that are still under development. The likelihood of project successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Breach of Contract

There is a possibility that there could be a breach of contract associated with projects. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to meet its liabilities (for example, if the off-takers of electricity do not pay their PPA payments in a timely manner or at all). Another example might be if other third party vendors, like the installers of solar panels and equipment, could not fulfill their contracts.

Changes to Legislation

Kilowatts For A Cause® Inc. is a solar energy project developer that is subject to local, state and federal legislation and regulation. Generally, renewable energy projects need supportive regulation to make projects financially viable today – said simply, they depend on tax credits and the like. Solar energy is a fast growing sector and new legislations are always being considered and enacted. As a result, unfavorable changes can be made to current solar legislation which would hinder our ability to engage new customers. It cannot be predicted what the specific impacts would be as this is dependent on the type of legislation that is passed. The Company is subject to legislation and regulation at multiple levels of government - federal, state and local. Regulations are continually being reviewed and occasionally updated by legislation, and the Company expects that court actions and regulatory proceedings may change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on the industry and the business.

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Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of the Company.

Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance. legal, and other areas. The Company may not be able to locate this personnel when needed. The Company may make hiring mistakes. If we can't attract qualified personnel or we make hiring mistakes, this could adversely affect our business, financial condition, and operating results.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to pay the Notes holders their interest or principal at maturity. If the Company raises additional funds through bank loans or other debt obligations, those obligations could be senior in obligation to the Notes In addition, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on ter⌐ ⌐⌐
less satisfactory than desired, it may have a material adverse effect on the Company's

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Reliance on Contractors

Currently, the majority of Kilowatts For A Cause® Inc. work is conducted through contractors or outsourced to other companies. Therefore, the Company's ability to fulfill its contractual obligations is based on the timely and consistent performance of these contractors. There may be events beyond their control that hinders performance which could jeopardize our operations.

Solar Project Delay Risk

The Company could experience unforeseen contractor/supplier issues such as lack of resources, delay in materials from manufacturers. The Company could then experience delays in their ability to meet targeted commercial operation dates on projects and/or monthly payments from building customers that it may enter into. Accounts receivables could be lower than expected and impact the Company's ability to pay Investors.

Reliance on Affiliated Companies

The Company is expecting to work closely with EAG and SAG companies to identify potential solar installations/offtakers, and leverage the IP of years of solar development experience. While these companies are "affiliated" through the President of the Company's 100% ownership stake in EAG and 25% ownership stake in SAG, there is no specific formal agreement in place at this time.

Liability Prone

The Company is working with values-driven organizations and collaborators to construct and operate solar energy projects, yet the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the company.

Force Majeure

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Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

Software/Hardware Failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation until repaired or replaced, and create an additional cost burden to the Company, if not covered by warranty at the time reducing the profit margin. The Company may on various projects guarantee that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the company does utilize, to the extent possible, long term manufacturer warranties, installer warranties, 3rd party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the projects or their systems.

Project Uncertainty

While the Company has a pipeline forecast of potential projects to develop, build and operate, the Company does not have signed contracts for these projects yet and there is a risk that these projects may have unforeseen issues that will negatively impact the lease payments.

There is a risk that the Company won't be able to identify alternative projects to include in the pipeline forecast due to competition or other reasons, and the total revenues from project development may be reduced which may impact the company's ability to pay its debt obligations and generate returns. The Company has the right to add new

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Projects rely heavily on modeling and forecasting – system costs, production of the system to generate power, insurance costs and so on. There is no guarantee that the modeling and forecasting will match actuals which can impact the returns on projects and expected revenue. The Company relies on revenue to pay off their debt obligations.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions, could impact the Company's ability to collect contract payments, and the Company's ability to find quality projects should the Company need to develop additional projects in the future. The Company asset size and project numbers will be industrial & commercial solar energy projects initially, at least for the near term future and thus carry lack of diversification risk. The more projects and sources of revenue as the Company adds more projects and funding in the future, the less dependent the Company is on any particular project to ensure it can meet its obligations and growth objectives.

COVID-19

COVID-19 may impact the Company's ability to complete projects on a timely basis or fulfill subscriber contracts. Contractors, suppliers and access to building premises could experience delays or additional unexpected expenses. Building owners and energy purchasers may experience unexpected financial difficulties given unemployment rates and illness amongst tenants and thus default on or delay their contractual payments which in turn would impact the Company's ability to meet its debt obligations. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to

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Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Refinancing Risk

Because the Company anticipates to own and operate projects, the Company may need to source additional funds to pay back the financing obligations that it may take on at maturity. If the Company does not have the funds to pay lenders or Noteholders back, the Company could trigger a default.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainable energy industry. The value of the Company's investments will increase, or decrease based on changes in the prices of sustainable energy. The Company is a "non-diversified" investment and changes in the financial condition or market value of its projects may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until the Maturity Date. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Note, and must obtain Company written approval.

Cancellation Restrictions

Once you make an investment commitment for a crowdfunding offering, you committed to make that investment (unless you cancel your commitment within a

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Limited Disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

The Company is disclosing the following: Scott Ringlein filed for personal Chapter 7 bankruptcy in December 2011 in the Michigan Eastern−Detroit jurisdiction as a result of the great recession, economic downturn, and loss of job during the period of 2007 to 2009. The bankruptcy case was discharged in April 2012 and closed in August 2013.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Notes offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Notes may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Notes, and none is expected to develop.

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Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

Limited Upside Potential

With fixed income securities (such as the Notes), there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to a Noteholder or for that matter pay other liabilities. If the Company should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

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Unsecured Risk

rights to the assets of the Company in order to reclaim their investment. Rather, in a bankruptcy scenario, the noteholders rely on a trustee to sell the assets and pay the noteholder with the proceeds of the assets. The Company will not pledge any of its assets to other creditors, so no other creditors will have rights to its assets ahead of the noteholders.

Valuation Risk

While the Company believes that the interest rate on the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is difficult.

Interest Rate Risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 5.5% to 6.5% for a similar investment) in the future, your investment will maintain its original lower coupon rate. Subject to any applicable restrictions on the transfer of such Notes, if an investor desires to sell their Notes to someone else, a third-party, such third-party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and demand for securities that themselves are more risky inherently.

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There is no guarantee of repayment, or recourse for the note holders against the Company.

Limited Opportunity to Cure

Investors will not receive any notice of default, material changes, or other problems with the Company, construction or operation of the Project.

No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Notes or restructure or reschedule amounts due on the Notes. There are no provisions for investors to collectively pursue repayment of the Notes. There are no provisions for investors to communicate with each other or take any collective action.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Notes. The Company's offer and sale of the Notes will not be registered under the Securities Act or under any state securities laws. No transfer of the Notes may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Raise Green Compensation

The securities issued as compensation to Raise Green are issued outside of the offering and as a result, increases the Company's leverage.

Subordination Risk

The Notes may be subordinated to other debt obligations of the Company. The

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No Voting Rights

The Notes have no voting rights or other rights associated with equity securities of the Company. The Notes are a debt instrument and holders of Subscribed Securities will have no voting rights or other ability to influence any actions of the Company.

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Kilowatts For A Cause®, Inc

Kilowatts For A Cause® Senior Debt Note

Kilowatts For A Cause ® is a radically new approach to installing solar.

$107K Maximum Offering Amount

$107K
Maximum Offering Amount

INVEST

OVERVIEW ? | TERMS & FINANCIALS ? | FAQS ? | VIDEO ? | DOCUMENTS ?

Terms

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Security Type: Senior Unsecured Debt Note

Interest Rate: A fixed 6.00% per year paid annually.

Maturity: December 8, 2027 (5 years)

Minimum Investment: $500

Incremental Amount: $100

Target Offering Amount: $75,000

Maximum Offering Amount: $107,000

Offering Period: September 1, 2022 to December 8, 2022

Use of Proceeds

The Company seeks to raise a minimum of $75,000 and up to $107,000 in this Offering. Specifically, funds will be utilized for project development costs including administrative expenses, office-related expenses, supplies, travel, solar development platform subscriptions & licenses that support the development of solar energy, energy storage, and EV charging projects. Initial hiring expenses will cover contracts for CFO services to conduct the associated requirements for an additional raise and CMO services to develop and launch marketing and community outreach activities for specific geographical markets that will be targeted.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**$75,000**	**100%**	**$107,000**	**100%**
Less: Notes Issued to Raise Green	$1,500	2%	$2,140	2%
Less: Raise Green Service Fee	$3,750	5%	$5,350	5%
Net Proceeds	**$69,750**	**93%**	**$99,510**	**93%**
Less: Project Development & Staffing	$41,850	60%	$59,706	60%
Less: Sales & Marketing	$13,950	20%	$19,902	20%
Less: Legal	$13,950	20%	$19,902	20%
Total Use of Net Proceeds	**$69,750**	**100%**	**$99,510**	

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Table 1. Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds set forth above to adhere to the Company's overall business plan and liquidity requirements.

In summary, the Company will use the Target and up to the Maximum Offering Amount for the following:

5% of our Offering will be used to cover the Raise Green service fee and 2% for Notes issued to Raise Green.

In summary the balance will be utilized for;

1. Project Development (Admin, T&E, Supplies, Etc.)
2. Staffing (COO, CSOO, CFO Services, CMO Services)
3. Sales & Marketing, CMO Services (Digital, Web, Community Outreach, PR, Etc.)
4. Legal (Agreements, Contracts, Trademark Licensing, Additional Raise Preparations, Etc.)

At this time, the Offering will not be utilized to fund the purchase and installation of solar energy projects. The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

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Kilowatts For A Cause®, Inc

Kilowatts For A Cause® Senior Debt Note

Kilowatts For A Cause ® is a radically new approach to installing solar.

$107K Maximum Offering Amount

$107K
Maximum Offering
Amount

INVEST

<   OVERVIEW   TERMS & FINANCIALS   FAQS   VIDEO   DOCUMENTS   UPD   >

What is the difference between a traditional Community Solar program and the Kilowatts For A Cause® Inc. Community-Shared solar program?

Community Solar is a program in which customers who cannot install solar themselves, can voluntarily buy energy produced by an independently or utility owned large solar system that is installed and operated on-site, off-site, or out-of-state. Unfortunately, two-thirds of states have yet to adopt Community Solar enabling policies and, in many cases, the cost per kilowatt-hour is higher than energy produced with coal or natural gas. This limits accessibility and energy savings to low-income households and with syst off-site and out-of-state, the economic development does not impact the local c in which the customer resides.

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building owners. Building owners and operators contract with the Company to have a solar system installed & operated on their property and purchase the energy at 5% less (target) than their current kWh rate. From the savings generated by the clean energy technologies, Kilowatts For A Cause® Inc. makes a donation, on behalf of the energy purchaser, to nonprofits and schools supporting low-income families within the local community of their choice.

Why would a building owner choose to participate in the Kilowatts For A Cause® Inc. program over a traditional power purchase agreement that offers more savings?

That is a very good question! Why would they? Truth be told, there will always be building owners that would prefer to take advantage of more savings. But there are also building owners that are looking to install a solar energy system because it's the right thing to do and they can still achieve savings and give back to their community at the same time. Today 85% of Americans want their energy to be produced by renewable energy rather than fossil fuels, nearly 60% are motivated just by the savings on their electricity bills alone.

Based on our internal research, we believe that the market is in our favor and achieving maximum savings is a lesser priority than installing a solar energy system and giving back to their community.

What type of businesses can participate in the program and what projects are you working on?

We anticipate our clients to be both non profit & for profit industrial & commercial building owners and operators looking to reduce energy costs and fulfill sustainability and ESG goals.

Our first project, the Grand Marais School located in Grand Marais Michigan, has entered into an agreement with Kilowatts For A Cause® Inc. to develop, finance, install, and maintain a 20kW solar + energy storage system. The Grand Marais School will purchase the energy at 5% less (target) than their current kWh rate and the savings generated from the system's operation will be donated to the school district to fund student education programs.

How will projects be funded and how will Kilowatts For A Cause® Inc. make money to pay the annual interest payments and the original investment back at the end of year 5?

Through ownership, we are affiliated with The Energy Alliance Group of North America Inc., a Michigan-based developer of energy efficiency, water conservation, and renewable energy solutions (wholly owned by Scott Ringlein), and Solar Alliance Group LLC, a San Diego-based joint venture (25% owned by Scott Ringlein) formed in 2020 to develop so[illegible] storage + EV energy stations. Through these affiliates, we have access to and aim to utilize

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investors, including school school systems and units of state and local government. For each system installed, Kilowatts For A Cause® Inc. plans to earn revenue through fees assessed to cover legal and project development expenses, in addition to funding origination fees and profit.

What other sources of revenue are planned for Kilowatts For A Cause® Inc.?

The Company aims to license the Kilowatts For A Cause® name and program. In 2018, the Kilowatts For A Cause® Inc.. trademark was registered at the US Patent and Trademark Office (Reg. No. 5,576,488) and we anticipate to generate additional revenues through licensing agreement fees. As of this filing, our trademark is valued at $250,000 as an intangible asset. The valuation is an estimate based on costs incurred and members' contributions given since 2015, when the concept for Kilowatts For A Cause® Inc. was established. We have retained legal counsel to prepare a formal trademark valuation and preferred licensing agreements.

Additionally, we aim to create carbon offsets with our projects and utilize an auditable system to measure carbon reduction and track & account the credits generated. These offsets can be sold; there are hundreds of different types of carbon reduction projects. Earning renewable energy credits from our projects is also another source of revenue that we aim to pursue. Utilizing an auditable system to track & account the certificates generated, they can be sold. At this time, Kilowatts For A Cause® Inc. is not offering REC certificates or carbon credits but anticipates to do so in the future.

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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Kilowatts
for a cause®

Kilowatts For A Cause®, Inc

Kilowatts For A Cause® Senior Debt Note

Kilowatts For A Cause ® is a radically new approach to installing solar.

$107K Maximum Offering Amount



$107K
Maximum Offering
Amount

INVEST

OVERVIEW	TERMS & FINANCIALS	FAQS	VIDEO	DOCUMENTS	UPD ›

Kilowatts For A Cause® Community-Shared Solar



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By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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Kilowatts For A Cause®, Inc

Kilowatts For A Cause® Senior Debt Note

Kilowatts For A Cause ® is a radically new approach to installing solar.

$107K Maximum Offering Amount

$107K
Maximum Offering
Amount

INVEST

| ‹ | OVERVIEW | TERMS & FINANCIALS | FAQS | VIDEO | DOCUMENTS | UPD | › |

SAMPLE Subscription Agreement



SAMPLE [kw4aCause] Senior Debt Note Subscription Agreement

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By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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Kilowatts For A Cause®, Inc

Kilowatts For A Cause® Senior Debt Note

Kilowatts For A Cause ® is a radically new approach to installing solar.

$107K Maximum Offering Amount



$107K
Maximum Offering
Amount

INVEST

‹ OVERVIEW   TERMS & FINANCIALS   FAQS   VIDEO   DOCUMENTS   UPD ›

August 31, 2022

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By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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Kilowatts For A Cause®, Inc

Kilowatts For A Cause® Senior Debt Note

Kilowatts For A Cause ® is a radically new approach to installing solar.

$107K Maximum Offering Amount



$107K
Maximum Offering
Amount

INVEST

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By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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Kilowatts For A Cause®, Inc

Indication of Interest - Kilowatts For A Cause®, Inc

Kilowatts For A Cause ® is a radically new approach to installing solar.

$50K Target Interest Amount

224.4%
COMMITTED
$112.2K

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OVERVIEW   TERMS & FINANCIALS   FAQS   UPDATES   Q & A

Kilowatts For A Cause ® is a radically new approach to installing solar and sharing its operational savings with the local community.

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Kilowatts for a Cause® is taking indications of interest in a potential offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed through Raise Green. No investment or obligation is required to indicate your interest. Those who indicate interest receive notification if an offering goes live!

Kilowatts For A Cause…



Highlights

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- Participants are asked to have a solar system installed & operated on their property and purchase the energy produced at their current utility rate or slightly less. From the actual savings generated by the operation of the solar system, Kilowatts For A Cause® will make a donation on behalf of the program participant to a local non-profit or back to school participants.

- Minimum principal investment is $500, with incremental amounts of $100 thereafter.

- Kilowatts For A Cause® recently entered into an agreement with the Grand Marais Michigan School District to develop and install a 20kW solar + energy storage system. The savings generated will be donated to the school district to fund student education programs.

- An Executive Director who worked for the Obama Administration and DOE as a Technical Advisor, as well as a funding proposal reviewer for the American Recovery Act.

- We are utilizing existing technologies, tax credits/incentives, operation/maintenance programs, post notice-to-proceed (NTP) equity investors, and best practices to deploy these systems to give back to local communities rather than reducing cost/kWh.

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Overview

Low-income families suffer many financial burdens. One of which is the cost of energy. In the U.S., low-income households face disproportionately higher energy costs. On average, their energy costs are three to ten times higher than non-low-income households. Yet today, even as solar energy has become the cheapest source of energy in history, few low-income households have access to solar or, in some way, even benefit from it. With solar, energy costs can be reduced and the savings can help offset other financial burdens.

So why not leverage the savings from the installation of solar by those that can, to reduce the financial burdens of low-income families that cannot? Need Help?
to Kilowatts For A Cause®, a community-shared solar program.

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Kilowatts For A Cause® is a radically new approach to installing solar, and sharing its operational savings with the local community. We are building, operating, and maintaining solar systems for nonprofit and for-profit commercial & industrial building owners and utilizing the savings generated, to give back to nonprofits and schools supporting low-income families within the local community.

Participants are asked to have a solar system installed & operated on their property and purchase the energy produced at their current utility rate or slightly less. From the savings generated by the operation of the solar system, Kilowatts For A Cause® will make a donation, on behalf of the program participant, to a local non-profit supporting low-income families. If the participant is a school, a donation is made to the school to further the education of their students.

Kilowatts For A Cause® is more than just building and operating solar energy systems. We are a mission-driven community utilizing our knowledge, networks, and tools to promote and deploy solar energy, while giving back to communities and assisting low-income families with the financial burdens they endure. Doing what's right is just good business.

"The Sun. It is the cheapest source of energy in the world today and it will last for another 5 billion years. In 1 hour it could power the entire world for a year, yet only 3% of global energy is produced with it. That is just unacceptable."

-Scott Ringlein, Executive Director, Kilowatts For A Cause®

Investment Terms

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Kilowatts For A Cause® is potentially issuing Unsecured Debt Notes ("Notes") with the following characteristics:

- Minimum principal investment of $500, with incremental amounts of $100 thereafter.
- A fixed interest rate of 5.00% per year paid annually for the 5-year term of the Note.
- 5 Year final maturity - Debt maturity date refers to the date on which final payment to the investor is due.
- Once the payment is made and all repayment terms have been met, the promissory note is retired.
- Target minimum offering amount of $50,000 with a maximum offering amount of $250,000

The Impact

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- **Project Size** – 20 kW

- **Savings** – Current average rate of initial project is $0.15/kWh. Target rate through the KW4AC program is $0.135. Based on current economics, 1st year savings is 10% and 20 years savings is 27%.

- **Upside Potential** – Current average rate of initial project is $0.15/kWh. Target rate through the KW4AC program is $0.135. Based on current economics, 1st year savings is 10% and 20 years savings is 27%.

- **Grants** – During the pre notice-to-proceed (NTP) project period, grants and all other funding options will be explored for post-NTP project funding.

- **Community Benefit** – Based on project size and many other financial and operational assumptions, the direct impact on the local community through the KW4AC donation will be in the range of $10,000 - $30,0000. Additionally the local community will incur an economic development benefit during the construction and post commission operation & maintenance periods.

The Company

The investment will be in Kilowatts For A Cause® Inc., a wholly-owned subsidiary of The Energy Alliance Group of North America Inc. Kilowatts For A Cause® was formed to operate as a Social Enterprise S Corporation to create sustainable change, without operating as charity, and harness the power of business and entrepreneurship as a force for good in the world. With business and social goals, commercial strategies are applied to maximize improvements in financial, social, and environmental well-being, which includes maximizing social impact, alongside profits, for our investors.

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Figure 1. Built in 1929, the Grand Marais High School is the site of the next Kilowatts For A Cause® solar energy system installation.

Kilowatts For A Cause® is an innovative developer that designs, installs and operates solar energy systems that benefit communities and the environment. We utilize the savings generated by the solar energy systems to give back to the local community the system has been installed in. Through our parent company partnerships, Kilowatts For A Cause® has access to and utilizes a vast group of technology, finance, tax equity, and operation & maintenance providers that support the development, finance, installation, and operation of solar energy systems for non-profit and for-profit commercial and industrial building owners.

While typical solar systems are developed to operate at the lowest cost per kilowatt hour and offer the savings to the building owner, Kilowatts For A Cause® solar systems are developed to not only operate at the lowest cost per kilowatt hour, but also generate savings to give back to local that support low-income families in the same community that the system

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Kilowatts For A Cause® was issued a trademark in 2017 and in 2020, we began working with the parent company technology, finance, tax equity, and operation & maintenance partners, to develop business and financial models for the Kilowatts For A Cause® program. Working with investors, such as Greenworks Lending (now Nuveen Green Capital) and BlueFlame Energy Finance, Kilowatts For A Cause® has received letters of interest for funding $2MM of solar energy projects.

In January of 2022, Kilowatts For A Cause® entered into an agreement with the Grand Marais Michigan School, to develop and install a 20kW solar + energy storage system. The savings generated from the system's operation will be donated to the school district to fund student education programs. Commissioning of the system is expected to be completed in the 4th quarter of 2022.

"The Kilowatts For A Cause® program is in-line with our goals and aspirations, and is consistent with the strategies of our school district. We therefore confirm our interest in participating and look forward to supporting the community-shared solar program process."
-Tony Barnes, Superintendent, Burt Township School District

Why Invest?

Solar is now the cheapest source of electricity, yet less than 4% of U.S. energy is produced with solar. Low-income households have energy costs 3-10x's higher** than non-low-income households and even as solar energy has become the cheapest source of energy in history***, few low-income households have access to solar or in some way, even benefit from it, as

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financial burdens of low-income families that cannot, while creating jobs and local economic development.

Kilowatts For A Cause® focuses on small to medium-sized systems and takes a streamlined approach to pre-project assessment and development, to ensure profitability and generation of savings to support the program. Revenue is generated through development fees, financing fees, carbon credits, and licensing agreements.

Recently, Kilowatts For A Cause® entered into an agreement with the Grand Marais Michigan School, to develop and install a 20kW solar + energy storage system. The savings generated by the system will be donated to the school district to fund student education programs.

Investing in Kilowatts For A Cause® will give you an annual return of 5.0% a year on your investment. With low investment annual return rates on U.S. Savings Accounts and CD's, the 5.0% being offered provides investors with an alternative investment opportunity.

Just as important is that investors can directly impact communities and industries across America and play a critical role in helping to:

- Improve Public health and addressing Climate change by transitioning away from coal and natural gas energy systems to clean energy systems which will reduce greenhouse gas emissions.
- Improve Economic Outcomes by utilizing the savings generated by solar energy systems installed, to offset financial burdens that low-income families face in their local community.

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- Support United Nations Sustainable Development Goals of fostering industry innovation, providing clean energy, developing sustainable communities and taking action to combat climate change and its impact.
- Encourage industries to embrace ESG values, be socially responsible, and choose people over shareholders. Doing what's right is just good business.

Funds will not be utilized to fund the installation & operation of solar systems or towards parent company overhead. Funds will be used for project assessment and development, resulting in timely funding and commissioning of systems to generate revenue to cover debt service. The Note is subordinate to any other debt that Kilowatts For A Cause® may take on. Kilowatts For A Cause® itself does not attach any liens to the organization's property.

It should be noted that since repayment of this debt is to be supported by cash flow from project funding and system commissioning, cash should be available to cover debt service, independent of the parent company. At the same time, the parent company, Energy Alliance Group of North America, has the ability, but not the obligation, to support repayment of the debt.

*https://www.eia.gov/todayinenergy/detail.php?
id=50357#:~:text=November%2016%2C%202021-,Solar%20generation%20was%203%25%20of%20U.S.%20electri

**https://www.bloomberg.com/news/articles/2019-11-25/why-white-households-pay-less-for-utilities?
sref=TbBDaTjd

***https://www.carbonbrief.org/solar-is-now-cheapest-electricity-in-history-confirms-iea

****https://www.energy.gov/eere/slsc/low-income-community-energy-solutions

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Kilowatts For A Cause® offers building owners the option to purchase energy, at their current utility rate or less, from a solar energy system installed on their building or property. The system is designed, financed, installed, commissioned, and maintained, with no-money-down, for the duration of the contract term. This reduces barriers to entry, complexity, capital requirements, technology risks, and maintenance & operation risks for building owners.

Kilowatts For A Cause® has developed a streamlined approach to what most feel is difficult, complicated, and just not worth pursuing. Through our knowledge and the expertise of our partners, we have developed a process that is streamlined by technology and finance innovations consisting of:

- Pre-project assessment tools to quickly identify high feasibility solar energy system projects.
- Design performance tools to ensure system output is validated for project investors.
- Financial modeling tools to ensure profitability and generation of savings to support the cause.
- Database containing a vast group of technology, finance, tax equity, and operation & maintenance providers that support the development, finance, installation, and operation of solar energy systems for non-profit and for-profit commercial and industrial building owners.
- Workflow management tools to optimize the design, build, commission, and operation process.

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KW4AC® Solar Project Transaction Process

1. Off-Taker Agrees To Purchase the electricity produced through KW4AC at Current Rate or Just Below
2. Project Developer (KW4AC) Secures Design, Equipment Costs, and O&M Costs
3. Originator (KW4AC) Develops Financial Model and Secures Funding, Tax Equity, and Opportunity Zone Partners
4. Funding, Incentives, and Tax Credits Secured
5. Solar EPC of Record Commissions System
6. Funder & Tax Equity Partner Pays EPC & Project Developer (KW4AC)
7. On behalf of Off-Taker, Project Developer (KW4AC) Makes a Donation to Charity of Record
8. Funder Deposits System O&M Funding into Escrow/Trust Acct and Payments made to O&M Provider of Record by Trustee of Record
9. KW4AC/Escrow Acct Trustee Oversee System Operation, Maintenance, and O&M Payments

Team



Scott Ringlein
Executive Director

Scott is the force behind the idea of Kilowatts For A Cause®. Looking for a way to combine the benefits of solar energy with social impact, led to the idea and the name. Scott has spent his career in business development starting with 22 years in the automotive industr~~y~~ global product development and manufacturing programs for customers in Asia, Europe, and

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In 2012, Scott started The Energy Alliance Group of North America which leads the development of innovative solutions for deploying energy efficiency, water conservation, and renewable energy improvements for commercial and industrial buildings. In 2020 and 2021, The Energy Alliance Group was selected as the "Most Innovative Environmental Challenges Mitigation Solutions Provider" in the categories of Small Business Awards and Innovation & Excellence Awards.

Scott continues to provide support to the U.S. Department of Energy and conducts technical reviews of applications for technology innovation & commercialization, in addition to supporting the advancement of the Property Assessed Clean Energy (PACE) program. Scott is very active in the efficiency improvement and renewable energy community, conducting webinars, presenting at conferences, and participating in panel discussions and TV & podcast interviews. Recently he has been assisting the City of Ann Arbor Michigan in the development of policies in support of Ann Arbor's A2ZERO plan for achieving a just transition to community-wide carbon neutrality by 2030.

Scott has a BS degree in Mechanical Engineering and an MS degree in Manufacturing Engineering. Born and raised in Michigan, he loves the great outdoors especially along the shores of the Great Lakes and the forests of northern Michigan.



Steve Payer

Director of Project Development

Steve leads the planning, coordination, and management of all project development activities. He joined The Energy Alliance Group of Michigan in 2015 and is responsible for all activity associated with site audits, utility analysis, technology development, and the construction and commissioning of energy efficiency, water conservation, and renewable energy improvements.

Prior to joining The Energy Alliance Group, Steve spent over 20 years in a variety of vehicle engineering, leadership, and project management positions at General Motors (Need Help?
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Steve shares a passion for solving energy challenges and reducing operating costs through the adoption of efficient and alternative energy systems. He has been instrumental in developing many of the tools and processes that are utilized for project development.

He earned a BS degree in Mechanical Engineering from Western New England University in Springfield, MA, and a Master of Arts degree in Counseling from Oakland University in Rochester, MI. Steve has a love of cars and has a few classics tucked away in his garage. He also conducts ride and drive vehicle evaluations for GM's new model introductions.



Bernadette Merva Quist
Director of Sales & Marketing

Bernadette is responsible for leading all community outreach and marketing activities. Prior to joining the Kilowatts For A Cause® team, she had a decorated career in sales, marketing, communications, and writing, winning awards for sales leadership and marketing excellence. Bernadette was instrumental in establishing the U.S. market presence for Chinese book printer Kings Time, growing its business from zero to $900,000 in just 6 years. She wrote and published LinkedIn articles for Ervin Industries to educate prospects on new technologies and was the editor and printer for the Ann Arbor Michigan Blues Festival's 50th Anniversary keepsake program. As the Grants Manager for the Educational Foundation of Dexter Michigan School District, Bernadette managed its annual silent auction event for 3 years raising nearly $100,000 to provide financial support for innovative and creative educational projects through teacher-written grants.

She earned a BBA in Marketing and Communications from Western Michigan University and holds certifications in Executive Selling and Emotional Intelligence. Bernadette is also a contributing writer for Good Fat Life and BRICK magazines and has a passion for song writing and singing. Rumor has it that an autobiography album is in the works.

Advisors & Additional Support

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Critical to the success of developing Kilowatts For A Cause® has been the input and support received by advisement and support received form:

- Michael Tyson, President & CEO, Michael R. Tyson & Associates
- Capocore Professional Advisors
- Michigan CFO Associates
- Kohlenberg CPA
- Moxie Grafix Digital Design
- Good Fruit Video

Partnerships

Kilowatts For A Cause® benefits from access to the parent company operations and existing technology, finance, tax equity, and operation & maintenance providers. While not inclusive and will continue to grow, this list represents those that have committed to support the development of the Kilowatts For A Cause® projects.

Technology

- SolarFuze
- Mechatron Solar
- Elios Solar
- Michigan Solar Solutions
- Solar Alliance Group
- The Energy Alliance Group of NA

Financing

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- Clean Financing
- SDC Ventures

Tax Equity & Incentives

- SDC Energy
- CollectiveSun
- Clean Financing

Operation & Maintenance

- Omnidian
- 365 Pronto
- SolarFuze
- Mechatron Solar
- Elios Solar
- Michigan Solar Solutions

Press

- The EmeraldPlanet TV© with Dr. Samuel Lee Hancock, President & Executive Director of the Emerald Planet International Foundation©
- St. Paul Minnesota Upper Mississippi Academy (UMA), Climate Changers
- Sun Cast with Nico Johnson, How to Sell Without Selling
- Petros PACE Finance, New Amadore Apartments is First Building Saginaw to Take Advantage of PACE Financing Program

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- **KiloWatts For Humanity** – Non-profit involved in rural electrification projects in developing countries. Entirely volunteer-run organization partnering with local and international nonprofit groups to provide renewable energy solutions in locations that have previously lacked access to development-enabling electricity.

- **CollectiveSun** – Works directly with non-profits to fund and secure ITC tax credits for solar projects to be installed at buildings owned by non-profits. Also work with for-profit organizations but only as a Tax Equity Partner for lenders

- **GivePower** – Non-profit developing sustainable solar system and solar water farms creating access to energy and clean water in water-scarce regions around the world.

- **BlueWave** – Certified B Corporation and solar developer providing energy saving benefits with local communities where possible through community solar. Also developing dual-use agriculture systems that support healthy land wherever possible.

- **WeSolar** – Developer of Community Solar bringing under-resourced communities' affordable access to local community solar and assisting commercial properties with energy efficiency. Electricity consumers can purchase shared solar from a local project without having to install any equipment in their homes.

- **Energy Peace Partners** – Energy Peace Partners leverages climate and finance solutions to promote peace in the world's most fragile regions. They address the intersection of energy poverty, conflict risk, and climate vulnerability to demonstrate the peace dividends of clean energy.

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Risks and Disclosures

This is a solicitation for an indication of interest only in a potential offering for investment into the Company. For more information on general crowdfunding risks click here.

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investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

Please contact us at info@raisegreen.com with any questions.

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Kilowatts For A Cause®, Inc

Indication of Interest - Kilowatts For A Cause®, Inc

Kilowatts For A Cause ® is a radically new approach to installing solar.

$50K Target Interest Amount

224.4%
COMMITTED
$112.2K

This opportunity has closed

OVERVIEW   TERMS & FINANCIALS   FAQS   UPDATES   Q & A

Terms

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Security Type: Debt Note

Interest Rate: A fixed interest rate of 5.00% per year paid annually for the 5-year term of the Note.

Maturity: Five Year Maturity. Debt maturity date refers to the date on which final payment to the investor is due. Once the payment is made and all repayment terms have been met, the promissory note is retired.

Target Raise: $50,000

Maximum Raise: $250,000

Use of Proceeds

The funds raised would go directly to fund project development for solar energy systems, launch local marketing initiatives, develop new opportunities, and grow our team to expand the program to other communities.

Solar energy systems can include, but are not limited to:

- Bi-Facial Panels
- Racking Systems
- Tracking Systems
- Energy Storage Systems
- System monitoring and control systems
- Electrical Upgrades and Utility Interconnection

Kilowatts For A Cause® benefits from access to the parent company operations and existing technology, finance, tax equity, and operation & maintenance providers and is charged a fee, based on the solar energy systems value, to cover related expenses that benefit Kilowatts For A Cause® and trademark licensing agreement fees.

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	If Target Offering Amount is Raised		If Maximum Offering Amount is Raised	
	$	%	$	%
Total Proceeds	$50,000	100%	$250,000	100%
Less: Notes Issued to Raise Green	$1,000	2%	$5,000	2%
Less: Raise Green Service Fees	$2,500	5%	$12,500	5%
Net Proceeds	**$46,500**	**93%**	**$232,500**	**93%**
Less: Project Development	$39,000	84%	$207,500	89%
Less: Sales & Marketing	$5,000	11%	$15,000	6%
Less: Legal	$2,500	5%	$10,000	4%
Total Use of Net Proceeds	**$46,500**	**100%**	**$232,500**	**100%**

Table 1. Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds set forth above to adhere to the Company's overall business plan and liquidity requirements.

Financial Projections

	2022	2023	2024	2025	2026
Installations	50kW	250kW	500kW	1MW	2MW
Revenue	$74,589	$194,095	$343,477	$642,242	$1,239,771
Expenses	$58,113	$116,225	$232,450	$464,900	$697,350
EBIT	$16,477	$77,870	$111,027	$177,342	$542,421
Debt Service (Interest)	$12,500	$12,500	$12,500	$12,500	$12,500
Debt Service (Accrued Principal)	$3,977	$65,370	$98,527	$82,126	$0
Debt Service (Principal Payment)	$0	$0	$0	$0	$250,000

Table 2. Financial Projections are as of April 2022 assuming a $250,000 raise. These are forward-looking projections and may differ from actual results.

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191. By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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Kilowatts For A Cause®, Inc

Indication of Interest - Kilowatts For A Cause®, Inc

Kilowatts For A Cause ® is a radically new approach to installing solar.

$50K Target Interest Amount

224.4%
COMMITTED
$112.2K

This opportunity has closed

OVERVIEW | TERMS & FINANCIALS | FAQS | UPDATES | Q & A

What is the difference between a Community Solar Program and the Kilowatts For A Cause® Community-Shared Solar Program?

Community Solar is a program in which customers who cannot install solar themselves, can voluntarily buy energy produced by an independently or utility owned large solar system that is installed and operated on-site, off-site, or out-of-state. Unfortunately, two-thirds of states have yet to adopt Community Solar enabling policies and, in many cases, the cost per kilowatt-hour is higher than energy produced with coal or natural gas. This limits accessibility and energy savings to low-income households and with systems loc

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and out-of-state, the economic development does not impact the local



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which business owners voluntarily have a solar system installed and operated on their property and purchase the energy produced at their current utility rate or slightly lower. In return, out of the savings generated by the operation of the solar system, Kilowatts For A Cause® will make a donation, on behalf of the program participant, to a local nonprofit supporting low-income families or in the case of a school participant, a donation is made to the school to further the education of their students. This allows low-income families to benefit from solar installed locally while the community benefits economically when the system is installed and while the system is operated and maintained.

Why would a building owner choose to participate in the Kilowatts For A Cause® program over a traditional power purchase agreement that offers more savings?

That is a very good question! Why would they? Truth be told, there will always be building owners that would prefer to take advantage of more savings. But there are also building owners that are looking to install a solar energy system because it's the right thing to do and they can still achieve savings and give back to their community at the same time. Today, 70% of Americans think clean energy should be a high political priority and 85% want their utilities to be 100% renewable-powered by 2050. We believe that the market is in our favor and achieving maximum savings is a lesser priority than installing a solar energy system and giving back to their community.

What type of businesses can participate in the program and what projects are you working on?

In general, nonprofit and for-profit industrial & commercial building owners, including schools and municipalities, can participate in the Kilowatts For A Cause® program. We are currently conducting our pre-project assessment and development of a 20kW solar energy + storage system to be installed at the Grand Marais School located in Michigan. The savings generated from its operation will be donated back to the school to fund educational programs focused on the environment and clean energy.

How will projects be funded and how will Kilowatts For A Cause® make money to pay the annual interest payments and the original investment back?

Projects will be funded through our partners that have expertise in financing solar systems and establishing tax equity partners to take full advantage of tax credits and incentives that are available. Additionally, fundinc programs like Property Assessed Clean Energy (PACE), USDA, and gra considered if available in the community that the project resides.

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into our objectives and we apply commercial strategies to maximize improvements in financial, social, and environmental well-being, which includes maximizing social impact alongside profits for shareholders. This creates sustainable change, without operating as charity, and harnesses the power of business and partnerships, as a force for good in the world.

Revenue generated from development and financing fees is the primary source of funds utilized to pay annual interest payments and the original investment back. Additional revenue may be generated from carbon credit sales and licensing agreement fees.

What is a carbon offset and will it be offered as an investment?

Carbon offsets, better known as carbon credits, is a certificate representing the reduction of one metric ton (2,205 lbs.) of carbon dioxide emissions, the principal cause of climate change, that would have been released into the environment had the offsetting project not been undertaken. These offsets can be sold and there are hundreds of different types of carbon reduction projects.

Credits can be generated by producing energy using a clean, renewable energy resource that eliminates the need to produce the same energy from burning fossil fuels, which releases greenhouse gas into the atmosphere. An example of this is the installation of a solar system that generates clean energy which replaces energy produced by fossil fuels.

Kilowatts For A Cause® will create carbon offsets with its projects and will utilize an auditable system to measure carbon reduction and track & account the credits generated. At this time, Kilowatts For A Cause® is not offering the carbon offsets but may do so in the future.

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Kilowatts For A Cause®, Inc

Indication of Interest - Kilowatts For A Cause®, Inc

Kilowatts For A Cause ® is a radically new approach to installing solar.

$50K Target Interest Amount

224.4%
COMMITTED
$112.2K

This opportunity has closed

OVERVIEW   TERMS & FINANCIALS   FAQS   UPDATES   Q & A

July 18, 2022

Funding Progress Indicator

Please note the Funding Progress Indicator on the Overview Page has been updated to reflect progress vs the Target Amount to better measure the offering's progression. If you have any questions, do not hesitate to reach out to Raise Green.

May 5, 2022

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A big thanks to everyone that has made a commitment to Kilowatts For A Cause® !

I had no expectations of what could be achieved, but in less than two weeks, we have

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April 19, 2022

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By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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Kilowatts For A Cause®, Inc

Indication of Interest - Kilowatts For A Cause®, Inc

Kilowatts For A Cause ® is a radically new approach to installing solar.

$50K Target Interest Amount

224.4%
COMMITTED
$112.2K

This opportunity has closed

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By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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A Community-Shared
Solar Program

Low-income families suffer many financial burdens. One of which is the cost of energy. In the U.S., [low-income households face disproportionately higher energy costs](). On average, their energy costs are three to ten times higher than _non_ low-income households. Yet today, even as [solar energy has become the cheapest source of energy in history](), few low-income households have access to solar or, in some way, even benefit from it. With solar, energy costs can be reduced and the savings can help offset other financial burdens.

So why not leverage the savings from the installation of solar by those that can, to reduce the financial burdens of low-income families that cannot? Welcome to Kilowatts For A Cause®, a community-shared solar program.

Kilowatts For A Cause® is a radically new approach to installing solar, and sharing its operational savings with the local community. We are building, operating, and maintaining solar systems for nonprofit and for-profit commercial & industrial building owners and utilizing the savings generated, to give back to nonprofits and schools supporting low-income families within the local community.

Participants are asked to have a solar system installed & operated on their property and purchase the energy produced at their current utility rate or slightly less. From the savings generated by the operation of the solar system, Kilowatts For A Cause® will make a donation, on behalf of the program participant, to a local non-profit supporting low-income families. If the participant is a school, a donation is made to the school to further the education of their students.

Kilowatts For A Cause® is more than just building and operating solar energy systems. We are a mission-driven community utilizing our knowledge, networks, and tools to promote and deploy solar energy, while giving back to communities and assisting low-income families with the financial burdens they endure. Doing what's right is just good business.

Now we are asking you to become part of our community and invest in Kilowatts For A Cause®. We need to grow our team, launch local marketing initiatives, develop new opportunities, and expand the program to other communities.

If we prove ourselves, then our success will continue through those you know that could benefit from our program.